Form 10KSB, Exhibit 13
period 1997-06-30
GLENWAY FINANCIAL CORP
filed 1997-09-29
CIK 861997

                                                                      Exhibit 13

PRESIDENT'S LETTER

Dear Shareholders,

         On behalf of the Officers, Directors and staff of Glenway Financial Corporation and its wholly owned subsidiary, Centennial Savings Bank, it is with great pleasure that I present your company's operating results for fiscal year 1997.

         As anticipated, the recapitalization of the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation (SAIF) occurred this reporting period. Our one-time assessment amounted to $1.35 million which negatively impacted after-tax net earnings by $891,000. Without the SAIF charge, annual earnings of $2.1 million would have been realized, a substantial 36% increase over prior year earnings of $1.5 million. The impact of the charge to first quarter earnings is apparent when comparing the unaudited 1997 quarterly earnings to the prior year results.

         Net Earnings
         Quarter Ending           September 30,       December 31,           March 31,            June 30,
         --------------           -------------       ------------           ---------            --------

         Fiscal 1997                  $(439,000)          $507,000            $552,000            $586,000
         Fiscal 1996                  $ 404,000           $340,000            $364,000            $437,000

         We moved into our new GlenCrossing headquarters in August 1996, enabling us to achieve various economies of scale and to consolidate the bank operations, including the successful relocation of the Ferguson Road branch personnel and deposits to the new headquarters. Controlling operating expense is one of our principal goals, and we are very pleased with the progress that we have made in 1997. Excluding the SAIF special assessment, total general, administrative and other expense declined approximately $276,000 in fiscal 1997, compared to fiscal 1996. The 1998 fiscal year will be the first full year of expenses associated with the new corporate headquarters. It will also be the first full year of reduced deposit insurance premiums following the September 1996 SAIF recapitalization. We estimate that the headquarters expense will be substantially offset by the reduced deposit insurance premiums. We anticipate, however, that our continuing focus on cost reduction measures will produce other savings that will allow us to further reduce total general, administrative and other expense.

         Loans continued to increase a very respectable 8.4% in fiscal 1997 compared to fiscal 1996. At year-end, net loan receivables were $239.6 million compared to prior year-end of $221.1 million, an increase of $18.5 million. During the fiscal year, we initiated a commercial lending program and Centennial now offers conventional business loans and programs sponsored by the Small Business Administration (SBA) and state and local governments. To date we have generated commercial loans and commitments for various business purpose loans amounting to approximately $1.7 million. We anticipate substantial growth in this area and look forward to serving the credit needs of small businesses in the community.

         Year-end deposits of $226.9 million reflected an increase of $4.1 million for a 1.8% increase over 1996 year-end deposits of $222.8 million. This modest increase, coupled with the wide array of borrowing programs available to us through the Federal Home Loan Bank, was more than adequate to finance loan demand.

         Given last year's fine performance and a continuing interest rate friendly economy, we look forward to the future. We enter fiscal 1998 with a capable staff that is excited about our company and the opportunities that accompany success.

         In closing, we wish to formally recognize the retirement of Robert
(Bud) Holden from the Board of Directors effective October 23, 1996. Bud served the Centennial organization and our present day company a total of 39 years as a Director. Typical of Bud's dedication, he timed his retirement to coincide with the completion of our new headquarters that he so expertly coordinated as Chairman of the Building Committee.

Sincerely,

Robert R. Sudbrook
President

BUSINESS OF THE CORPORATION

         Glenway Financial Corporation (the "Corporation" or "Glenway Financial") was originally incorporated under the name Centennial Financial Corp. in the State of Delaware in March 1990 for the purpose of owning all of the outstanding stock of Centennial Savings Bank ("Centennial" or the "Savings Bank") issued upon the conversion of the Savings Bank from the mutual to stock form in November 1990.

         On August 24, 1993, the Corporation consummated a conversion-merger transaction with The Glenway Loan and Deposit Company ("Glenway"), a state-chartered mutual savings association, in which the Corporation issued $9.8 million in new common stock, representing the appraised value of Glenway. In connection with the completion of the conversion-merger transaction, the Corporation changed its name to Glenway Financial Corporation.

         The Savings Bank was organized in 1876 as an Ohio mutual savings and loan company and converted to a federally-chartered stock savings bank in 1990. In January 1994, Centennial converted its charter to an Ohio savings bank charter. As an Ohio savings bank, Centennial is subject to regulation, supervision and examination by the Ohio Department of Commerce, Division of Financial Institutions and the Federal Deposit Insurance Corporation (the "FDIC"). Centennial's deposits are insured up to applicable limits by the FDIC in the Savings Association Insurance Fund (the "SAIF"). The Corporation is subject to regulation by the Office of Thrift Supervision (the "OTS").

         Centennial considers its principal market area to be the western side of Cincinnati, Ohio, with five offices in the neighborhoods of Western Hills, Cheviot, Price Hill, Delhi and Colerain Township. With total assets of approximately $287.1 million and stockholders' equity of approximately $27.2 million at June 30, 1997, Centennial is one of the largest thrifts headquartered in Hamilton County, Ohio.

         As a community-oriented association, Centennial offers a wide range of retail banking services. Centennial is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate residential mortgage loans. Centennial also originates multi-family and construction loans, primarily on properties located in its market area and has originated consumer loans and nonresidential real estate loans. Additionally, Centennial has expanded its lending activities to make commercial loans to businesses in its principal market area, subject to applicable investment limits under Ohio law.

         Centennial's operating philosophy revolves around the fundamental goal of providing affordable home ownership for the community and a safe, competitive return for the depositors. Centennial's Board of Directors has long recognized that improving the quality of life in Centennial's primary market area is a prerequisite to continued success in the competitive financial services arena. As a result, Centennial's management and employees have taken a prominent position in civic promotion and development, thereby reciprocating the 121 years of support that Centennial has received from its community.

COMMON STOCK AND RELATED INFORMATION

         The Corporation's common stock was listed on The NASDAQ Small Cap Market from August 1993 through June 1995, when the Corporation received approval for listing on The NASDAQ National Market. The Corporation's common stock was designated a marginable security by the Federal Reserve Board in August 1995.

         Presented below are the high and low bids for the Corporation's common stock for each quarter of fiscal 1997, 1996 and 1995 and the amount of cash dividends paid on the common stock in each quarter of fiscal 1997, 1996 and 1995. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

FISCAL YEAR ENDING JUNE 30,                         HIGH               LOW             CASH DIVIDENDS
---------------------------                         ----               ---             --------------

1997
Quarter ending June 30, 1997                        $26.50            $23.00                $ .17
Quarter ending March 31, 1997                        23.50             21.50                  .17
Quarter ending December 31, 1996                     20.05             19.00                  .17
Quarter ending September 30, 1996                    20.00             18.25                  .17

1996

Quarter ending June 30, 1996                        $22.09            $19.24                $ .16
Quarter ending March 31, 1996                        23.28             19.95                  .16
Quarter ending December 31, 1995                     23.28             17.81                  .16
Quarter ending September 30, 1995                    20.43             15.91                  .16

1995

Quarter ending June 30, 1995                        $17.15            $14.44                $ .15
Quarter ending March 31, 1995                        17.60             15.34                  .15
Quarter ending December 31, 1994                     17.82             15.11                  .15
Quarter ending September 30, 1994                    17.82             16.25                  .13

         As of September 12, 1997, the Corporation had outstanding 1,139,997 shares of common stock, held by approximately 523 stockholders of record. This number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

         In 1996, the Corporation announced the implementation of a dividend reinvestment program (the "DRIP") pursuant to which stockholders may choose to reinvest automatically all or a portion of the cash dividends received on shares of the Corporation's common stock. Stockholders also may make quarterly cash contributions to the DRIP for the purchase of additional shares of common stock of the Corporation. The Corporation's transfer agent administers the DRIP.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The following tables set forth certain information concerning the Corporation's consolidated financial position and results of operations at the dates and for the periods indicated.

                                                                                    At June 30,
                                                    ------------------------------------------------------------------------
                                                      1997             1996            1995           1994            1993
                                                    --------         --------        --------       --------        --------
                                                                                  (In thousands)
STATEMENT OF FINANCIAL CONDITION DATA:(1)
Total amount of:
  Assets                                            $287,088         $278,809        $265,740       $243,914        $225,540
  Interest-bearing deposits in other
    financial  institutions                                -              340             426          1,821           3,970
  Investment securities held for sale                      -                -               -              -           6,702
  Investment securities, at cost                       7,042            5,549           7,489         10,499           8,549
  Investment securities available for sale, at
     market                                                -            4,084           4,092          4,047               -
  Mortgage-backed securities available for
     sale, at market                                   9,920           14,761           4,769          6,824               -
  Mortgage-backed securities, at cost                 13,281           15,710          28,011         30,754          31,625
  Loans receivable, net(2)                           239,648          221,101         205,413        175,110         160,906
  Goodwill and other intangible assets                   368              576             796          1,037           1,357
  Deposit accounts                                   226,853          222,768         208,377        196,499         202,713
  FHLB advances                                       28,114           25,634          27,158         17,731           4,066
  Stockholders' equity - restricted(3)                27,238           26,781          25,387         25,045          15,986

                                                                                    At June 30,
                                                    ------------------------------------------------------------------------
                                                      1997             1996            1995           1994            1993
                                                    --------         --------        --------       --------        --------
                                                                       (In thousands, except per share data)

STATEMENT OF EARNINGS: (1)

Total interest income                               $20,903         $19,984          $17,862        $15,132         $16,849
Total interest expense                               12,195          11,933           10,300          8,160           9,813
                                                     ------          ------           ------        -------         -------
Net interest income                                   8,708           8,051            7,562          6,972           7,036
Provision for losses on loans                           244              60               84             96             240
                                                   --------       ---------        ---------      ---------        --------
Net interest income after provision
  for losses on loans                                 8,464           7,991            7,478          6,876           6,796
Other income                                            786             734              913            809           1,526
General, administrative and other expense             7,348           6,274            6,001          5,664           5,462
                                                    -------         -------          -------        -------         -------
Earnings before income taxes                          1,902           2,451            2,390          2,021           2,860
Federal income taxes                                    696             906              915            761           1,104
                                                   --------        --------         --------       --------         -------
Net earnings                                       $  1,206        $  1,545         $  1,475       $  1,260        $  1,756
                                                   ========        ========         ========       ========        ========
Earnings per share(4)                                 $1.06           $1.37           $1.30           $1.09           $1.53
                                                      =====           =====           =====           =====           =====



Footnotes on next page

                                                                                    At June 30,
                                                    ------------------------------------------------------------------------
                                                      1997             1996            1995           1994            1993
                                                    --------         --------        --------       --------        --------
OTHER DATA:
Interest rate spread                                  2.94%           2.77%          2.77%            2.96%           3.05%
Return on average assets (5)                           .43             .57            .57              .54             .77
Average equity-to-assets ratio                        9.53            9.58           9.72            10.23            6.62
Return on average equity (5)                          4.48            5.92           5.91             5.29           11.48
Number of:
  Real estate loans outstanding                      3,968           4,092          4,163            3,556           3,383
  Deposit accounts                                  31,760          31,221         30,429           28,372          28,248
  Full service office locations                          5               5              6                6               6

---------------------------------

(1)      The consolidated financial statements as of and for the year ended June 30, 1993, have been restated to give effect to the conversion-merger transaction, which was accounted for as a pooling-of-interests.

(2)      Includes loans held for sale.

(3)      See Notes I and K of the Notes to Consolidated Financial Statements regarding restrictions on equity.

(4)      Earnings per share for 1993 through 1996 has been adjusted to give effect to 5% stock dividends paid in fiscal
         1997, 1996 and 1993. Earnings per share is computed based on the following numbers of weighted average shares outstanding for the years indicated: 1,142,527 for fiscal 1993; 1,148,765 for fiscal 1994; 1,137,877 for fiscal
         1995; 1,129,066 for fiscal 1996; and 1,137,814 for fiscal 1997.

(5)      Before consideration of the SAIF recapitalization assessment the ratios set forth below would have been as follows:

                  Return on average assets            .74%
                  Return on average equity           7.79%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Glenway Financial's activities are limited primarily to holding the Savings Bank's stock. The Corporation owns and operates a strip shopping center in which one of the Savings Bank's branches is located; however, the impact of this activity on the financial condition and results of operations of the Corporation has not been material. Therefore, the discussion that follows focuses on the comparison of Centennial's operations in the fiscal years ended June 30, 1997 ("fiscal 1997"), June 30, 1996 ("fiscal 1996"), and June 30, 1995
("fiscal 1995").

OVERVIEW

         The principal asset of the Corporation is the capital stock of Centennial. Accordingly, the Corporation's results of operations are primarily dependent upon the results of operations of the Savings Bank. The Savings Bank conducts a general banking business that consists primarily of attracting deposits from the general public and using those funds to originate loans for commercial, consumer and residential purposes.

         The Savings Bank's profitability depends primarily on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) and the interest expense incurred on interest-bearing liabilities (i.e., deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned and paid on these balances.

         Additionally, and to a lesser extent, the Savings Bank's profitability is affected by such factors as the level of non-interest income and expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists primarily of service charges and other fees and income from the sale of loans. Non-interest expenses consist of compensation and benefits, occupancy-related expenses, FDIC deposit insurance premiums and other operating expenses.

         Management's discussion and analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 1997 and 1996. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

DISCUSSION OF FINANCIAL CONDITION CHANGES FROM JUNE 30, 1996 TO JUNE 30, 1997

         The Corporation's total assets amounted to $287.1 million as of June 30, 1997, an increase of $8.3 million, or 3.0%, over the $278.8 million total at June 30, 1996. The increase was funded primarily through growth in deposits of $4.1 million and an increase in borrowings of $2.5 million.

         Cash and due from banks, federal funds sold and interest bearing deposits in other financial institutions decreased by $1.3 million, or 24.3%, to a total of $3.9 million at June 30, 1997, compared to $5.1 million at June 30, 1996. Investment securities and investment securities available for sale decreased by $2.6 million, or 26.9%, while mortgage-backed securities and mortgage-backed securities available for sale decreased by $7.3 million, or 23.9%. The combined decrease of $9.9 million in investment and mortgage-backed securities resulted from the sale of $6.8 million of securities designated as available for sale, scheduled maturities and calls of $1.5 million and principal repayments and payoffs of $4.8 million on mortgage-backed securities. These decreases were partially offset by the purchase of $3.0 million of U.S. Treasury notes. The proceeds of sales and maturity of investment and mortgage-backed securities were redeployed primarily to fund growth in the loan portfolio.

         Loans receivable totaled $239.6 million at June 30, 1997, an increase of $18.5 million, or 8.4%, over the $221.1 million total at June 30, 1996. Loan originations, which totaled $72.8 million during 1997, were partially offset by loan sales of $440,000 and principal repayments of $53.3 million. Loan origination volume during 1997 remained relatively consistent with that of 1996, although sales volume decreased by $3.0 million. Growth in the loan portfolio in fiscal 1997 was comprised of $17.0 million in one- to four-family and multi family residential real estate loans and $2.1 million in nonresidential real estate and commercial loans. The Corporation's allowance for loan losses amounted to $820,000 at June 30, 1997, an increase of $202,000, or 32.7%, over the total at June 30, 1996. The allowance for loan losses represented .33% of the total loan portfolio at June 30, 1997, as compared to .27% at June 30, 1996. The Corporation's allowances represented 96.4% and 70.0% of non-performing loans, which totaled $851,000 and $883,000 at June 30, 1997 and 1996, respectively.

         Deposits totaled $226.9 million at June 30, 1997, an increase of $4.1 million, or 1.8%, over the $222.8 million total at June 30, 1996. The increase resulted from management's continuing marketing efforts, increased consumer interest in the Savings Bank's "Optimum Choice Account" and growth at the new main office location. Alternative sources of funds, such as Federal Home Loan Bank ("FHLB") advances, are frequently used to manage the cost of funds. FHLB advances totaled $28.1 million at June 30, 1997, an increase of $2.5 million, or 9.7%, over June 30, 1996, and were utilized primarily to fund loan growth.

         Stockholders' equity amounted to $27.2 million at June 30, 1997, an increase of $457,000, or 1.7%, over the $26.8 million total at June 30, 1996. The increase resulted primarily from period earnings of $1.2 million, a net increase attributable to employee benefit and stock option plans totaling $328,000, and an increase of $111,000 in net unrealized gains on securities designated as available for sale, which were partially offset by dividends to stockholders of $777,000 and the repurchase of $411,000 of outstanding stock during fiscal 1997.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

         GENERAL. Net earnings for fiscal 1997, totaled $1.2 million, a decrease of $339,000, or 21.9%, from the $1.5 million in net earnings recorded in fiscal 1996. The decrease in earnings was primarily attributable to the one-time $1.35 million, or $891,000 after tax, assessment imposed on the Savings Bank as part of legislation to recapitalize the SAIF. Additionally, the decline in earnings resulted from an increase in the provision for losses on loans of $184,000. These increased expense items were partially offset by an increase of $657,000 in net interest income and a $52,000 increase in other income. As a result of the decrease in net earnings before taxes, total federal income tax expense decreased by $210,000.

         Absent the special SAIF assessment, net earnings for fiscal 1997, would have been $2.1 million, which would represent an increase in net earnings of $552,000, or 35.7%, over fiscal 1996.

         NET INTEREST INCOME. Total interest income for fiscal 1997 amounted to $20.9 million, an increase of $919,000, or 4.6%, over the $20.0 million recorded for fiscal 1996. Interest income on loans and mortgage-backed securities totaled $20.2 million, an increase of $1.1 million, or 5.6%, over the 1996 fiscal period. This increase resulted primarily from a $12.2 million, or 5.0%, increase in the average balance outstanding year to year, coupled with a 5 basis point increase in the average yield, from 7.83% in fiscal 1996 to 7.88% in fiscal 1997. Interest income on investment securities and other interest-earning assets decreased by $153,000, or 18.3%, to a total of $681,000 in fiscal 1997, as compared to $834,000 in fiscal 1996. This decrease resulted primarily from a $3.4 million decrease in the average portfolio balance year to year, as a result of the sale of $4.1 million in securities designated as available for sale, which was partially offset by a 36 basis point increase in the average yield, from 5.64% in fiscal 1996 to 6.00% in fiscal 1997.

         Total interest expense amounted to $12.2 million for fiscal 1997, an increase of $262,000, or 2.2%, over fiscal 1996. Interest expense on deposits increased by $345,000, or 3.3%, to a total of $10.9 million in fiscal 1997. The increase resulted primarily from a $10.4 million, or 4.8%, increase in the average deposit portfolio balance outstanding year to year, which was partially offset by a 7 basis point decrease in the average cost of deposits, from 4.85% in 1996 to 4.78% in 1997. Interest expense on borrowings decreased by $83,000, or 6.2%, during fiscal 1997. This decrease was due to a $1.1 million decrease in average borrowings outstanding and an 8 basis point decrease in the average cost of borrowings, from 5.73% in fiscal 1996 to 5.65% in fiscal 1997.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $657,000, or 8.2%, for fiscal 1997, as compared to fiscal 1996. The interest rate spread increased by 17 basis points to 2.94% in 1997 from 2.77 % in 1996, while the net interest margin increased by 15 basis points, to 3.25% in 1997 from 3.10% in 1996.

         PROVISION FOR LOSSES ON LOANS. The provision for losses on loans represents a charge to earnings to maintain the allowance for loan losses at a level management believes is adequate to absorb losses in the loan portfolio. The Corporation's provision for loan losses amount to $244,000 for fiscal 1997, as compared to $60,000 for fiscal 1996, an increase of $184,000, or 306.7 %. The provision for loan losses in 1997 was increased primarily as a result of the $19.1 million, or 8.3%, of growth in the loan portfolio over the year and introduction of small business commercial lending . Net loan charge-offs amounted to $42,000 in fiscal 1997 as compared to $58,000 in fiscal 1996.

         Management uses the best information available in providing for possible loan losses and believes that the allowance is adequate at June 30, 1997. However, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances and/or economic conditions differ substantially from the assumptions used in making the initial determinations.

         OTHER INCOME. Other income totaled $786,000 for fiscal 1997, an increase of $52,000, or 7.1 %, over the $734,000 recorded in fiscal 1996. The increase resulted primarily from a $43,000, or 6.9%, increase in service fees, charges and other operating income, coupled with a $53,000 increase in gain on sale of loans, as well as a $72,000 increase in net gains on securities transactions. The increase in service fees, charges and other operating income resulted primarily from growth in the deposit portfolio, coupled with an increase in service fee rates and management's continued focus on collecting fees assessed on deposit accounts.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased by $1.1 million, or 17.1%, for fiscal 1997, compared to fiscal 1996, due primarily to a $1.1 million increase in federal deposit insurance premiums as a result of the one-time SAIF recapitalization assessment. Excluding the SAIF recapitalization charge of $1.35 million, general, administrative and other expense decreased by $276,000, or 4.4%. This net decrease resulted primarily from a $140,000, or 4.2%, decrease in employee compensation and benefits, a $19,000, or 5.0%, decrease in franchise taxes and a $12,000 decrease in goodwill amortization. The decrease in employee compensation and benefits resulted from a combination of benefits paid in connection with the death of the Corporation's President in the prior year, coupled with employee attrition resulting in a net decrease of two full-time equivalent employee positions. Increases in general, administrative and other expense included a $116,000, or 24.4%, increase in occupancy and equipment and an $85,000, or 34.7%, increase in data processing expense. In

August 1996, the Corporation opened it's new main office headquarters and upgraded the data communications systems of the Savings Bank, which resulted in the increases in the aforementioned expenses.

         FEDERAL INCOME TAXES. The provision for federal income taxes amounted to $696,000 for fiscal 1997, a decrease of $210,000, or 23.2 %, from the $906,000 recorded in fiscal 1996. The decrease resulted primarily from a $549,000, or 22.4%, decrease in earnings before taxes. The effective tax rates were 36.6% and 37.0%, for fiscal 1997 and 1996, respectively.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 1996 AND
1995

         GENERAL. Net earnings for fiscal 1996 totaled $1.5 million, representing an increase of $70,000, or 4.7%, over net earnings reported for fiscal 1995. The increase in earnings during fiscal 1996 is primarily attributable to a $513,000, or 6.9%, increase in net interest income after provision for losses on loans, which was partially offset by a $179,000, or 19.6%, decline in other income and an increase of $273,000 in general, administrative and other expense.

         NET INTEREST INCOME. Interest income on loans and mortgage-backed securities totaled $19.2 million in fiscal 1996, an increase of $2.2 million, or 12.9%, over the $17.0 million recorded in fiscal 1995. The increase resulted primarily from an increase in the weighted average balance outstanding of $14.6 million, or 6.3%, coupled with an increase in the weighted average yield of 45 basis points, to 7.83% in fiscal 1996. Interest on investments and interest-bearing deposits declined during fiscal 1996 by $67,000, or 7.4%, due to a 24 basis point decline in weighted average yield and a $549,000 decline in the weighted average balance outstanding.

         Interest expense on deposits totaled $10.6 million during fiscal 1996, reflecting an increase of $1.8 million, or 20.6%, over fiscal 1995 levels. The increase was due primarily to the increase in the weighted average balance outstanding of $15.9 million, or 7.8%, and, to a lesser extent, an increase in the weighted average rate from 4.34% in fiscal 1995 to 4.85% in fiscal 1996. Interest on FHLB advances declined during fiscal 1996 by $176,000, or 11.6%, due primarily to the decrease in outstanding advances year to year.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $489,000, or 6.5%, during fiscal 1996. The Corporation's interest rate spread remained consistent at 2.77% for fiscal 1995 and fiscal 1996, while the net interest margin increased by two basis points, from 3.08% in fiscal 1995 to 3.10% in fiscal 1996.

         PROVISION FOR LOSSES ON LOANS. The Corporation's provision for losses on loans totaled $60,000 in fiscal 1996, compared to $84,000 in fiscal 1995. The Corporation's provision during fiscal 1996 was based on management's overall assessment of current and anticipated economic conditions, the level of asset quality, delinquency totals, and portfolio growth from year to year.

         OTHER INCOME. Other income declined during fiscal 1996 by $179,000, or 19.6%. The decrease was primarily attributable to a $273,000 gain on sale of real estate held for sale recorded in fiscal 1995, compared to a $144,000 gain on sale of office premises realized in fiscal 1996. Additionally, gains on sale of mortgage loans declined by $28,000 and gains on sale of real estate acquired through foreclosure declined by $31,000.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased during fiscal 1996 by $273,000, or 4.5%, due primarily to a $111,000, or 3.5%, increase in employee compensation and benefits, an increase in franchise taxes of $120,000, or 46.7%, and increases in occupancy and equipment and federal deposit insurance premiums of $35,000 and $27,000, respectively. A $21,000 decline in amortization of goodwill and a $34,000 decrease in other operating expenses partially offset the overall increase in general and administrative expenses.

         FEDERAL INCOME TAXES. The provision for federal income taxes totaled $906,000 in fiscal 1996, a reduction of $9,000, or 1.0%, from the $915,000 recorded in fiscal 1995. The decline is partially attributable to a decline in the amortization of certain non-deductible intangible expense items. The Corporation's effective tax rate was 37.0% in fiscal 1996, as compared to 38.3% in fiscal 1995.

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. All average balances are based on month-end balances.

                                                                                          Year ended June 30,
                                           ------------------------------------------------------------------------------
                                                      1997                                         1996
                                           ----------------------------------       -------------------------------------
                                           Average                                   Average
                                           balance     Interest    Yield/Rate       Balance      Interest      Yield/Rate
                                           -------     --------    ----------       -------      --------      ----------
Interest-earning assets:
   Loans receivable and mortgage-
      backed securities (1)                $256,785     $20,222        7.88%         $244,558     $19,150       7.83%
   Investment securities (2)                  7,419         465        6.27            11,886         646       5.43
   Other interest-earning assets              3,927         216        5.50             2,897         188       6.49
                                            -------     --------       ----           -------      ------       ----
     Total interest-earning assets          268,131      20,903        7.80           259,341      19,984       7.71
Non-interest earning assets                  14,399                                    13,104
                                            -------                                   -------
     Total assets                          $282,530                                  $272,445
                                            =======                                   =======
Interest-bearing liabilities:
   Passbook savings                       $  38,562       1,079        2.80         $  41,479       1,162       2.80
   NOW accounts                              24,877         641        2.58            17,090         333       1.95
   Money market accounts                      6,849         219        3.20             8,814         283       3.21
   Certificates of deposit                  158,469       8,999        5.68           150,997       8,815       5.84
                                            -------     -------        ----           -------      ------       ----
     Total Deposits                         228,757      10,938        4.78           218,380      10,593       4.85
   Borrowings                                22,241       1,257        5.65            23,375       1,340       5.73
                                            -------     -------        ----           -------      ------       ----
     Total interest-bearing liabilities     250,998      12,195        4.86           241,755      11,933       4.94
                                                         ------        ----                        ------       ----
Non-interest bearing liabilities              4,615                                     4,585
                                            -------                                   -------
   Total liabilities                        255,613                                   246,340

Stockholders' equity                         26,917                                    26,105
                                            -------                                   -------
   Total liabilities and stockholders'
   equity                                  $282,530                                  $272,445
                                            =======                                   =======
Net interest income; interest
   rate spread                                         $  8,708        2.94%                     $  8,051       2.77%
                                                        =======        ====                       =======       ====
Net interest margin (3)                                                3.25%                                    3.10%
                                                                       ====                                     ====
Average interest-earning assets to
   interest-bearing liabilities                                      106.83%                                  107.27%
                                                                     ======                                   ======

                                                                                          Year ended June 30,
                                           -------------------------------------
                                                          1995
                                           -------------------------------------
                                           Average
                                           balance       Interest     Yield/Rate
                                           -------       --------     ----------
Interest-earning assets:
   Loans receivable and mortgage-
      backed securities (1)                 $229,965     $16,961       7.38%
   Investment securities (2)                  12,778         752       5.89
   Other interest-earning assets               2,554         149       5.83
                                             -------      ------       ----
     Total interest-earning assets           245,297      17,862       7.28
Non-interest earning assets                   11,578
                                             -------
     Total assets                           $256,875
                                             =======
Interest-bearing liabilities:
   Passbook savings                       $$  46,455       1,302       2.80
   NOW accounts                               15,029         311       2.07
   Money market accounts                      11,277         356       3.16
   Certificates of deposit                   129,752       6,815       5.25
                                             -------      ------       ----
     Total Deposits                          202,513       8,784       4.34
   Borrowings                                 25,743       1,516       5.89
                                             -------      ------       ----
     Total interest-bearing liabilities      228,256      10,300       4.51
                                                          ------       ----
Non-interest bearing liabilities               3,653
                                             -------
   Total liabilities                         231,909

Stockholders' equity                          24,966
                                             -------
   Total liabilities and stockholders'
   equity                                   $256,875
                                             =======
Net interest income; interest
   rate spread                                          $  7,562       2.77%
                                                         =======       ====
Net interest margin (3)                                                3.08%
                                                                       ====
Average interest-earning assets to
   interest-bearing liabilities                                      107.47%
                                                                     ======
-----------------------------


(1)      Includes loans held for sale, nonaccrual loans and mortgage-backed securities designated as available for sale.

(2)      Includes investment securities designated as available for sale or held for sale.

(3)      Net interest margin is net interest income divided by average interest-earning assets.


RATE/VOLUME ANALYSIS

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Centennial's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effects of changes in both rate and volume, which cannot be separately identified, have been allocated proportionately to the change due to rate and the change due to volume.

                                                                            Year ended June 30,
                                     ---------------------------------------------------------------------------------
                                                 1997 vs. 1996                              1996 vs. 1995
                                     -------------------------------------         -----------------------------------
                                           Increase                                    Increase
                                          (decrease)               Total              (decrease)               Total
                                            due to               increase               due to               increase
                                     ---------------------                         -------------------
                                     Rate          Volume       (decrease)         Rate         Volume      (Decrease)
                                     ----          ------       ----------         ----         ------      ----------
                                                                       (In thousands)

Interest-earning assets:
   Loans (1)                          $110            $962         $1,072        $1,079          $1,110        $2,189
   Investment securities (2)            88            (269)          (181)          (56)            (50)         (106)
   Other interest-earning assets       (32)             60             28            18              21            39
                                      ----            ----        -------       -------         -------       -------
     Total interest-earning
       assets                          166             753            919         1,041           1,081         2,122
                                       ---             ---         ------         -----           -----         -----

Interest-bearing liabilities
   Deposits                           (153)            498            345         1,088             720         1,808
   Borrowings                          (19)            (64)           (83)          (39)           (136)         (175)
                                      ----            ----        -------       -------          ------        ------
     Total interest-bearing
       liabilities                    (172)            434            262         1,049             584         1,633
                                       ---             ---         ------         -----          ------         -----

Increase (decrease) in net
   interest income                    $338            $319        $   657     $      (8)        $   497       $   489
                                       ===             ===         ======      ========          ======       =======
------------------------------

(1)      Includes loans held for sale, nonaccrual loans and mortgage-backed securities designated as available for sale.

(2)      Includes investment securities designated as available for sale.

ASSET/LIABILITY MANAGEMENT

         The Corporation's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences of its interest-earning assets and its interest-bearing liabilities, the Corporation's earnings will be affected differently under various interest rate scenarios. The Corporation has sought to limit these net income fluctuations and manage interest rate risk by originating adjustable-rate loans and purchasing relatively short-term and variable-rate investments and securities. The Corporation has a high percentage of adjustable-rate, interest-earning assets, which reprice quickly with market interest rate movements. At June 30, 1997, approximately $185.0 million, or 67.7%, of the Corporation's interest-earning assets had adjustable rates.

         The following table presents the Corporation's interest rate sensitivity gap, or the difference between the repricing periods of interest-earning assets and interest-bearing liabilities, at June 30, 1997:

                                                    Over one   Over three                 Over ten
                                                    through      through     Over five     through       Over
                                        One year     three        five        through      twenty       twenty
                                        or less      years        years      ten years      years        years       Total
                                        --------    --------     -------     ---------     -------      -------      -----
  INTEREST-EARNING ASSETS:
    Fixed-rate mortgage loans (1) (2)   $ 12,787    $ 18,632     $13,857       $20,478     $13,516     $  1,834    $  81,104
    Balloon and adjustable-rate loans
    (1) (3) (5)                          157,791      23,255           -             -           -            -      181,046
    Consumer and other loans (1)           1,448         323          55             -           -            -        1,826
    Investment securities (4)              5,865       2,983           -            50         525            -        9,423
                                         -------      ------      ------        ------      ------        -----      -------
       Total                             177,891      45,193      13,912        20,528      14,041        1,834      273,399

  INTEREST-BEARING LIABILITIES:
    Passbook savings (5)                  12,079      13,515       6,067         4,275         655           11       36,602
    NOW accounts (6)                       6,509       8,543       4,806         4,712       1,384           83       26,037
    Money market accounts (5) (6)          2,984       2,238         560           181           5            -        5,968
    Certificates of deposit              109,770      41,482       6,316             -           -            -      157,568
    Advances and other borrowings         15,428       4,000           -         6,064       5,050            -       30,542
                                         -------      ------      ------        ------      ------        -----      -------
       Total                             146,770      69,778      17,749        15,232       7,094           94      256,717
                                         -------      ------      ------        ------      ------        -----      -------

  Interest rate sensitivity gap        $  31,121    $(24,585)   $ (3,837)     $  5,296    $  6,947     $  1,740    $  16,682
                                        ========     =======     =======       =======     =======      =======     ========
  Cumulative interest rate sensitivity
    gap                                $  31,121   $   6,536    $  2,699      $  7,995     $14,942      $16,682    $  16,682
                                        ========    ========     =======       =======      ======       ======     ========

  Cumulative interest rate
    sensitivity gap as a percent of
    rate sensitive assets                 11.38%       2.39%       0.99%         2.92%       5.47%       6.10%       6.10%
                                          =====        ====        ====          ====        ====        ====        ====


(1)      The dollar amount of loans in any repricing period includes funds from the amortization and prepayment of loans estimated to occur in that period in accordance with the prepayment assumptions utilized by Performance Analysis by
         Sendero ("PAS") as of June 30, 1997, the latest date for which assumptions are available. PAS is a consulting firm which assists thrift institutions in monitoring and managing their interest-rate risk.

(2)      Includes all fixed-rate mortgage loans, net of the undisbursed portion of loans in process, unearned discounts and deferred loan origination fees, and mortgage-backed securities.

(3)      Includes all adjustable-rate mortgage loans, net of the undisbursed portion of loans-in-process, and mortgage-backed securities.

(4)      Includes interest-bearing deposits and all other investment securities, including those available for sale at amortized cost.

(5)      Based on an approximation of assumptions utilized by PAS in assessing the interest rate sensitivity of thrift institutions, passbook savings, money market accounts and NOW accounts are shown as decaying at annual rates of 33%,
         50% and 25%, respectively. It has been Centennial's experience that the actual decay rates are at least as favorable as the assumptions.

(6)      Excludes escrows, advances by borrowers for taxes and insurance and non-interest-bearing NOW accounts.

         As depicted above, the Corporation has a positive cumulative interest rate gap at each measurement period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a positive gap within shorter maturities would increase net interest income, while a negative gap within shorter maturities would result in a decrease in net interest income. Conversely, during a period of falling interest rates, a positive gap within shorter maturities would result in a decrease in net interest income, while a negative gap within shorter maturities would have the opposite effect.

         Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of some borrowers to service their adjustable-rate debt may become impaired in the event of an increase in interest rates.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following table sets forth the average yields on the Corporation's interest-earning assets, the average interest rates paid on interest-bearing liabilities and the interest rate spread between the weighted average yields earned and rates paid by the Corporation at the dates indicated:

                                                                                     At June 30,
                                                                      -------------------------------------------
                                                                       1997               1996              1995
                                                                      ------             ------            ------
Yield on assets:
  Weighted average yield on loan portfolio (1)                         7.90%              7.84%             7.61%
  Weighted average yield on investment portfolio (2)                   6.02               6.31              6.03
  Weighted average yield on other interest-earning assets              5.12               5.25              5.65
  Weighted average yield on all interest-earning assets                7.85               7.66              7.53
Cost of liabilities:
  Weighted average rate paid on deposits                               4.88               4.79              4.84
  Weighted average rate paid on borrowings                             5.97               5.78              6.11
  Weighted average rate paid on all interest-bearing liabilities       4.99               4.89              4.99
Interest rate spread (spread between weighted average rate on
   all interest-earning assets and all interest-bearing                2.86               2.77              2.54
   liabilities)
-----------------------------

(1) Includes loans held for sale and mortgage-backed securities designated as available for sale.

(2)      Includes investments designated as available for sale or held for sale.

LIQUIDITY AND CAPITAL RESOURCES

         Like other financial institutions, Centennial must ensure that sufficient funds are available to meet deposit withdrawals, loan commitments and expenses. Control of Centennial's cash flow requires the anticipation of deposit flows and loan payments. Centennial's primary sources of funds are deposits and principal and interest repayments on loans.

         At June 30, 1997, Centennial had $109.8 million of certificates of deposit maturing within one year. It has been Centennial's historic experience that such certificates of deposit will be renewed at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed at market rates of interest without a material adverse effect on results of operations.

         In the event that certificates of deposit cannot be renewed at prevailing market rates, Centennial can obtain up to $47.6 million in advances from the FHLB of Cincinnati. Centennial uses advances to help with asset/liability management and liquidity. At June 30, 1997, Centennial had $28.1 million of outstanding FHLB advances.

         As of June 30, 1997, loan commitments and loans committed but not closed totaled $8.7 million. Additionally, Centennial had unused lines of credit totaling $27.5 million. Funding for these amounts is expected to be provided by the sources described above. Management believes Centennial has adequate resources to meet its normal funding requirements.

         The FDIC has a policy which requires institutions to maintain an average balance of liquid assets (e.g. cash, time deposits, U.S. Government and agency obligations) in an amount which it deems adequate to protect safety and soundness. The FDIC does not set a specific required level. In the opinion of management, Centennial's liquidity position was adequate to maintain safe and sound operations at June 30, 1997.

         Centennial's liquidity, represented by cash and cash-equivalents, is a function of its operating, investing and financing activities. These activities are summarized below for the periods indicated.

                                                                                 At June 30,
                                                            ---------------------------------------------------
                                                             1997                    1996                 1995
                                                            ------                  ------               ------
                                                                                (In thousands)
Net earnings                                                $1,206                 $ 1,545                 $ 1,475
Adjustments to reconcile net earnings to net
   cash provided by (used in) operating activities           2,176                    (616)                   (120)
                                                             -----                  ------                  ------
Net cash provided by operating activities                    3,382                     929                   1,355
Net cash used in investing activities                       (9,991)                (11,995)                (22,714)
Net cash provided by financing activities                    5,357                  12,136                  19,424
                                                             -----                  ------                  ------
Net increase (decrease) in cash and
   cash equivalents                                         (1,252)                  1,070                  (1,935)
Cash and cash equivalents at beginning of year               5,142                   4,072                   6,007
                                                             -----                  ------                  ------
Cash and cash equivalents at end of year                    $3,890                 $ 5,142                 $ 4,072
                                                             =====                  ======                  ======

         The FDIC has adopted risk-based capital ratio guidelines to which Centennial is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among financial institutions. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk. Such guidelines also take into account other risks on an individualized basis, including interest rate risk.

         The FDIC capital guidelines divide an institution's capital into two tiers. The first tier ("Tier 1") capital includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill, unrealized gains and losses on securities designated as available for sale, and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, long-term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions.

         In addition, FDIC guidelines prescribe a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for financial institutions that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other institutions are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. Financial institutions are required to maintain a total risk-based capital ratio of 8%, of which 4% must be met with Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant, including the presence of excessive interest rate risk. Financial institutions experiencing or anticipating significant growth are expected to maintain capital ratios well above the minimum levels.

         The following is a summary of Centennial's regulatory capital at June 30, 1997:


                                                                            Percent
                                                                            -------
                 Tier 1 Leverage Ratio                                        8.5%
                 Tier 1 Capital to Risk-Weighted Assets                      13.0%
                 Total Capital to Risk-Weighted Assets                       13.4%




EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

         In October 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation of all stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Corporation will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25 and, therefore, the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

         In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

         An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

         SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

         SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Corporation's consolidated financial position or results of operations.

         In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potentially dilutive common shares. Diluted earnings per share is computed taking into consideration common shares outstanding and potentially dilutive common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 14, 1997. Early application is not permitted. Based upon the provisions of SFAS No. 128, the Corporation's basic and diluted earnings per share for the fiscal year ended June 30, 1997, would have been $1.06 and $1.04, respectively. Basic and diluted earnings per share for the fiscal year ended June 30, 1996, would have been $1.37 and $1.36, respectively.

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income, expense, gains and losses that bypass the income statement and are reported in a separate component of equity, i.e., unrealized gains and losses on certain investment securities. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Management does not believe that adoption of SFAS No. 130 will have a material adverse effect on the Corporation's consolidated financial position or results of operations.

         The foregoing discussion of the effects of recent accounting pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances, interest rates or the balance of loan servicing rights sold and retained by Centennial could cause the effects of the accounting pronouncements to differ from management's foregoing assessment.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Glenway Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Glenway Financial Corporation as of June 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years ended June 30, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glenway Financial Corporation as of June 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years ended June 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Cincinnati, Ohio
August 14, 1997

                          GLENWAY FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                    June 30,
                        (In thousands, except share data)

          ASSETS                                                                  1997           1996

Cash and due from banks                                                       $  3,890       $  4,802
Federal funds sold                                                                --              204
Interest-bearing deposits in other financial institutions                         --              136
                                                                              --------       --------
          Cash and cash equivalents                                              3,890          5,142




Investment securities - at amortized cost, approximate market
  value of $7,035 and $5,499 at June 30, 1997 and 1996                           7,042          5,549
Investment securities available for sale - at market                              --            4,084
Mortgage-backed securities - at amortized cost, approximate market
  value of $12,946 and $15,354 at June 30, 1997 and 1996                        13,281         15,710
Mortgage-backed securities available for sale - at market                        9,920         14,761
Loans receivable - net                                                         239,648        220,007
Loans held for sale - at lower of cost or market                                  --            1,094
Office premises and equipment - at depreciated cost                              7,043          5,929
Real estate acquired through foreclosure                                            44            242
Federal Home Loan Bank stock - at cost                                           2,382          2,222
Accrued interest receivable on loans                                             1,214          1,103
Accrued interest receivable on mortgage-backed securities                          156            181
Accrued interest receivable on investments and interest-bearing deposits           111            177
Cash surrender value of life insurance                                           1,585          1,457
Prepaid expenses and other assets                                                  404            545
Prepaid federal income taxes                                                      --               30
Goodwill and other intangible assets - net of amortization                         368            576
                                                                              --------       --------

          Total assets                                                        $287,088       $278,809
                                                                              ========       ========


         LIABILITIES AND STOCKHOLDERS' EQUITY                                               1997               1996

Deposits                                                                                 $ 226,853           $ 222,768
Advances from the Federal Home Loan Bank                                                    28,114              25,634
Loan to Employee Stock Ownership Plan                                                           65                 213
Checks issued in excess of bank balance                                                      2,422               1,034
Advances by borrowers for taxes and insurance                                                  235                 242
Accounts payable on mortgage loans serviced for others                                         229                 599
Accrued interest payable                                                                        61                  56
Other liabilities                                                                            1,189                 999
Accrued federal income taxes                                                                   102                --
Deferred federal income taxes                                                                  580                 483
                                                                                         ---------           ---------
         Total liabilities                                                                 259,850             252,028

Commitments                                                                                   --                  --

Stockholders' equity
  Serial preferred stock - authorized 500,000 shares of $.01 par value;
    no shares issued                                                                          --                  --
  Common stock - authorized 3,000,000 shares of $.01 par value;
    1,187,369 and 1,131,109 shares issued at June 30, 1997 and 1996                             12                  11
  Additional paid-in capital                                                                13,267              12,102
  Retained earnings - substantially restricted                                              15,038              15,749
  Less required contributions for shares acquired by employee benefit plans                   (216)               (316)
  Less 47,372 and 37,292 shares of treasury stock at June 30, 1997 and 1996 - at cost         (965)               (756)
  Unrealized gains (losses) on securities designated as available for sale,
    net of related tax effects                                                                 102                  (9)
                                                                                         ---------           ---------
         Total stockholders' equity                                                         27,238              26,781
                                                                                         ---------           ---------

         Total liabilities and stockholders' equity                                      $ 287,088           $ 278,809
                                                                                         =========           =========










The accompanying notes are an integral part of these statements.

                          GLENWAY FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                               Year ended June 30,
                        (In thousands, except share data)

                                                                         1997        1996        1995

Interest income
  Loans                                                                $18,458     $17,121     $14,911
  Mortgage-backed securities                                             1,764       2,029       2,050
  Investment securities                                                    465         646         752
  Interest-bearing deposits and other                                      216         188         149
                                                                       -------     -------     -------
         Total interest income                                          20,903      19,984      17,862

Interest expense
  Deposits                                                              10,938      10,593       8,784
  Borrowings                                                             1,257       1,340       1,516
                                                                       -------     -------     -------
         Total interest expense                                         12,195      11,933      10,300
                                                                       -------     -------     -------
         Net interest income                                             8,708       8,051       7,562

Provision for losses on loans                                              244          60          84
                                                                       -------     -------     -------
         Net interest income after provision for losses on loans         8,464       7,991       7,478

Other income
  Gain (loss) on sale of loans                                              39         (14)         14
  Gain (loss) on investment securities transactions                         63          (9)          1
  Gain on sale of real estate held for sale                               --          --           273
  Gain on sale of office premises and equipment                           --           144        --
  Gain (loss) on sale of real estate acquired through foreclosure           15         (13)         18
  Other operating                                                          669         626         607
                                                                       -------     -------     -------
         Total other income                                                786         734         913

General, administrative and other expense
  Employee compensation and benefits                                     3,168       3,308       3,197
  Occupancy and equipment                                                  591         475         440
  Federal deposit insurance premiums                                     1,549         484         457
  Franchise taxes                                                          358         377         257
  Data processing                                                          330         245         210
  Amortization of goodwill and other
    intangible assets                                                      208         220         241
  Other operating                                                        1,144       1,165       1,199
                                                                       -------     -------     -------
         Total general, administrative and other expense                 7,348       6,274       6,001
                                                                       -------     -------     -------
         Earnings before income taxes                                    1,902       2,451       2,390

Federal income taxes
  Current                                                                  657         774         708
  Deferred                                                                  39         132         207
                                                                       -------     -------     -------
         Total federal income taxes                                        696         906         915
                                                                       -------     -------     -------
         NET EARNINGS                                                  $ 1,206     $ 1,545     $ 1,475
                                                                       =======     =======     =======
         EARNINGS PER SHARE                                            $  1.06     $  1.37     $  1.30
                                                                       =======     =======     =======


The accompanying notes are an integral part of these statements.

                          GLENWAY FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                For the years ended June 30, 1997, 1996 and 1995
                        (In thousands, except share data)


                                                                                                  SHARES
                                                                                             ACQUIRED BY
                                                                     ADDITIONAL                 EMPLOYEE
                                                              COMMON    PAID-IN    RETAINED      BENEFIT
                                                               STOCK    CAPITAL    EARNINGS        PLANS

Balance at July 1, 1994                                          $10    $10,915     $15,136       $(914)

Principal repayments on loan to ESOP/amortization of
  expense related to employee benefit plans                       --       --          --           296
Net earnings for the year ended June 30, 1995                     --       --         1,475          --
Cash dividends of $.63 per share                                  --       --          (705)         --
Purchase of treasury shares                                       --       --          --            --
Issuance of shares under employee benefit and stock option plans  --        111        --            --
Unrealized gains on securities designated as available for sale,
  net of related tax effects                                      --       --          --            --
                                                                 ---    -------     -------         ---

Balance at June 30, 1995                                          10     11,026      15,906         (618)

Principal repayments on loan to ESOP/amortization of
  expense related to employee benefit plans                       --         31        --           149
Net earnings for the year ended June 30, 1996                     --       --         1,545          --
Cash dividends of $.65 per share                                  --       --          (732)         --
Stock dividend (5%), including cash in lieu of fractional shares   1        965        (970)         --
Issuance of shares under employee benefit and stock option plans  --         80        --           153
Unrealized gains on securities designated as available for sale,
  net of related tax effects                                      --       --          --            --
                                                                 ---    -------     -------         ---

Balance at June 30, 1996                                          11     12,102      15,749        (316)

Principal repayments on loan to ESOP/amortization of
  expense related to employee benefit plans                       --         44        --           149
Net earnings for the year ended June 30, 1997                     --       --         1,206          --
Cash dividends of $.68 per share                                  --       --          (772)         --
Purchase of treasury shares                                       --       --          --            --
Stock dividend (5%), including cash in lieu of fractional shares   1      1,139      (1,145)         --
Issuance of shares under employee benefit and stock option plans  --        (18)       --           (49)
Unrealized gains on securities designated as available for sale,
  net of related tax effects                                      --       --          --            --
                                                                 ---    -------     -------         ---

Balance at June 30, 1997                                         $12    $13,267     $15,038       $(216)
                                                                 ===    =======     =======        =====

                                                                                  UNREALIZED
                                                                               GAINS (LOSSES)
                                                                               ON SECURITIES
                                                                TREASURY       DESIGNATED AS
                                                                   STOCK  AVAILABLE FOR SALE        TOTAL

Balance at July 1, 1994                                            $  --               $(102)     $25,045

Principal repayments on loan to ESOP/amortization of
  expense related to employee benefit plans                           --                 --           296
Net earnings for the year ended June 30, 1995                         --                 --         1,475
Cash dividends of $.63 per share                                      --                 --          (705)
Purchase of treasury shares                                         (1,048)              --        (1,048)
Issuance of shares under employee benefit and stock option plans       140               --           251
Unrealized gains on securities designated as available for sale,
  net of related tax effects                                          --                  73           73
                                                                   -------              ----      -------

Balance at June 30, 1995                                              (908)              (29)      25,387

Principal repayments on loan to ESOP/amortization of
  expense related to employee benefit plans                           --                 --           180
Net earnings for the year ended June 30, 1996                         --                 --         1,545
Cash dividends of $.65 per share                                      --                 --          (732)
Stock dividend (5%), including cash in lieu of fractional shares      --                 --            (4)
Issuance of shares under employee benefit and stock option plans       152               --           385
Unrealized gains on securities designated as available for sale,
  net of related tax effects                                          --                  20           20
                                                                   -------              ----      -------

Balance at June 30, 1996                                              (756)               (9)      26,781

Principal repayments on loan to ESOP/amortization of
  expense related to employee benefit plans                           --                 --           193
Net earnings for the year ended June 30, 1997                         --                 --         1,206
Cash dividends of $.68 per share                                      --                 --          (772)
Purchase of treasury shares                                           (411)              --          (411)
Stock dividend (5%), including cash in lieu of fractional shares      --                 --            (5)
Issuance of shares under employee benefit and stock option plans       202               --           135
Unrealized gains on securities designated as available for sale,
  net of related tax effects                                          --                 111          111
                                                                   -------              ----      -------

Balance at June 30, 1997                                           $  (965)             $102      $27,238
                                                                   =======              ====      =======

The accompanying notes are an integral part of these statements.

                          GLENWAY FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                                     1997         1996         1995
Cash flows from operating activities:
  Net earnings for the year                                                      $1,206       $1,545       $1,475
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums and discounts on loans,
      investments and mortgage-backed securities - net                               53           67           51
    Depreciation and amortization                                                   335          197          198
    Provision for losses on loans                                                   244           60           84
    (Gain) loss on sale of loans                                                    (39)          14          (14)
    (Gain) loss on investment securities transactions                               (63)           9           (1)
    (Gain) loss on sale of real estate acquired through foreclosure                 (15)          13          (18)
    Gain on sale of real estate held for sale                                      --           --           (273)
    Gain on sale of office premises and equipment                                  --           (144)        --
    Amortization of deferred loan origination fees                                  (90)        (102)        (100)
    Amortization of goodwill and other intangible assets                            208          220          241
    Amortization of expense related to employee benefit plans                       193          180          296
    Loans disbursed for sale in the secondary market                               (440)      (3,442)      (2,300)
    Proceeds from loans sold in the secondary market                                444        2,873        1,977
    Federal Home Loan Bank stock dividends                                         (160)        (148)        (113)
    Increases (decreases) in cash due to changes in:
      Accrued interest receivable on loans                                         (111)        (113)        (183)
      Accrued interest receivable on mortgage-backed securities                      25           35           (4)
      Accrued interest receivable on investments and
        interest-bearing deposits                                                    66          (30)          37
      Prepaid expenses and other assets                                             141          337         (331)
      Accounts payable on mortgage loans serviced for others                       (370)         (82)        (240)
      Accrued interest payable and other liabilities                                196          (40)         406
      Checks issued in excess of bank balance                                     1,388         (832)         361
      Federal income taxes
        Current                                                                     132          180         (401)
        Deferred                                                                     39          132          207
                                                                                 ------       ------       ------
              Net cash provided by operating activities                           3,382          929        1,355

Cash flows provided by (used in) investing activities:
  Proceeds from maturities of investment securities                               1,500        3,026        2,010
  Proceeds from sale of investment securities designated as available for sale    4,090          993        1,001
  Purchase of investment securities designated as held-to-maturity               (3,000)      (2,075)        --
  Principal repayments on mortgage-backed securities                              4,795        5,474        3,290
  Purchase of mortgage-backed securities designated as held-to-maturity            --         (4,267)        --
  Proceeds from sale of mortgage-backed securities designated
    as available for sale                                                         2,672        1,060        1,500
  Loan principal repayments                                                      53,283       56,987       26,248
  Loan disbursements                                                             (72,344)     (72,354)     (56,730)
  Decrease in certificates of deposit in other financial institutions              --           --            100
  Purchase and construction of office premises and equipment                     (1,449)      (1,898)        (297)
  Proceeds from sale of office premises and equipment                              --            370         --
  Proceeds from sale of real estate acquired through foreclosure                    590          736          243
  Proceeds from sale of real estate held for sale                                  --           --          1,387
  Purchase of Federal Home Loan Bank stock                                         --            (16)        (320)
  Redemption of Federal Home Loan Bank stock                                       --           --            280
  Purchase of single premium life insurance policy                                  (60)        --         (1,370)
  Increase in cash surrender value of life insurance policy                         (68)         (31)         (56)
                                                                                 ------       ------       ------
              Net cash used in investing activities                              (9,991)      (11,995)     (22,714)
                                                                                 ------       ------       ------
              Net cash used in operating and investing
                activities (subtotal carried forward)                            (6,609)      (11,066)     (21,359)
                                                                                 ------       ------       ------

                          GLENWAY FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                               Year ended June 30,
                                 (In thousands)

                                                                                 1997        1996        1995

         Net cash used in operating and investing
           activities (subtotal brought forward)                               $(6,609)  $(11,066)   $(21,359)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                              4,085      14,391      11,878
  Proceeds from Federal Home Loan Bank advances                                58,250      50,200      54,150
  Repayment of Federal Home Loan Bank advances                                (55,770)    (51,724)    (44,723)
  Repayment of loan to employee stock ownership plan                             (148)       (149)       (238)
  Advances by borrowers for taxes and insurance                                    (7)       (231)       (141)
  Issuance of shares under stock option and benefit plans                         135         385         251
  Dividends paid on common stock                                                 (777)       (736)       (705)
  Purchase of treasury stock                                                     (411)       --        (1,048)
                                                                               ------      ------      ------
         Net cash provided by financing activities                              5,357      12,136      19,424
                                                                               ------      ------      ------

Net increase (decrease) in cash and cash equivalents                           (1,252)      1,070      (1,935)

Cash and cash equivalents at beginning of year                                  5,142       4,072       6,007
                                                                               ------      ------      ------

Cash and cash equivalents at end of year                                      $ 3,890     $ 5,142     $ 4,072
                                                                               ======      ======      ======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                      $   387     $   583     $   797
                                                                               ======      ======      ======

    Interest on deposits and borrowings                                       $12,190     $11,921     $10,276
                                                                               ======      ======      ======

Supplemental disclosure of noncash investing activities:
  Transfer from loans to real estate acquired
    through foreclosure                                                       $   378      $  276      $  575
                                                                               ======      ======      ======

  Transfer of investment securities to an available for sale
    classification                                                            $  --       $ 1,000     $  --
                                                                               ======      ======      ======

  Transfer of mortgage-backed securities to an available
    for sale classification                                                   $  --       $12,100     $  --
                                                                               ======      ======      ======

  Unrealized gains on securities designated as available
    for sale, net of related tax effects                                      $   111     $    20     $    73
                                                                               ======      ======      ======




The accompanying notes are an integral part of these statements.

                          GLENWAY FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES

    Glenway Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of Centennial Savings Bank (the "Savings Bank"). Future references to the Corporation or the Savings Bank are utilized herein as the context requires. The Savings Bank conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  Principles of Consolidation
        ---------------------------

    The consolidated financial statements include the accounts of the Corporation and its subsidiary, the Savings Bank, and its wholly-owned subsidiary Centennial Savings and Loan Service Corporation. Centennial Savings and Loan Service Corporation is currently inactive. All significant intercompany balances and transactions have been eliminated.

    2.  Investment Securities and Mortgage-Backed Securities
        ----------------------------------------------------

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available-for-sale are carried at fair value with resulting unrealized gains or losses charged to operations or stockholders' equity, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)
        ----------------------------------------------------

    During September 1995, the Financial Accounting Standards Board (the "FASB") granted financial institutions the opportunity to reclassify investment portfolios without calling into question prior intent under SFAS No. 115. The Corporation took advantage of this opportunity by reclassifying approximately $1.0 million of investment securities and $12.1 million of mortgage-backed securities from held-to-maturity to the available-for-sale classification. All reclassifications were made on a single day in conformity with the requirement. It was management's belief that such changes would allow more flexibility in managing interest rate risk within the investment and mortgage-backed securities portfolios. At June 30, 1997, the Corporation's stockholders' equity reflected an unrealized gain on securities designated as available for sale, net of applicable tax effects, totaling $102,000. At June 30, 1996, the Corporation's stockholders' equity reflected an unrealized loss on securities designated as available-for-sale, net of applicable tax effects, of $9,000.

    Realized gains or losses on sales of securities are recognized using the specific identification method.

    3.  Loans Receivable
        ----------------

    Loans held in portfolio are stated at the principal amount outstanding, adjusted for premiums and discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

    Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)
        ----------------

    The Savings Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates can differ from the loan's contractual interest rate, resulting in a "yield differential." In addition to previously deferred loan origination fees and cash gains, gains on sale of loans can represent the present value of the future yield differential less a normal servicing fee, capitalized over the estimated life of the loans sold. Normal servicing fees are determined by reference to the stipulated servicing fee set forth by the government agency loan sale agreement. Such fees approximate the Savings Bank's normal servicing costs. The resulting capitalized excess servicing fee is amortized to operations over the estimated life of the loans using the interest method. If prepayments are higher than expected, an immediate charge to operations is made. If prepayments are lower, then adjustments are made prospectively. At June 30, 1997 and 1996, unamortized deferred excess servicing fees totaled approximately $18,000 and $31,000, respectively. Amortization of the deferred excess servicing fee asset totaled approximately $13,000, $17,000 and $13,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. The Corporation had no loans held for sale at June 30, 1997. At June 30, 1996, loans held for sale were carried at market, which resulted in a charge to operations for the unrealized loss totaling $50,000.

    4.  Loan Origination Fees
        ---------------------

    The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally, actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    5.  Allowance for Losses on Loans
        -----------------------------

    It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, current trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for losses on loans is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This promulgation, which became effective for the Savings Bank's fiscal year which began July 1, 1995, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value. As a result, the Corporation adopted SFAS No. 114 as of July 1, 1995, without material financial statement effect.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi family and nonresidential loans, and its valuation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

    It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At June 30, 1997 and 1996, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

    6.  Depreciation and Amortization
        -----------------------------

    Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the estimated service lives, principally on the straight-line method. An accelerated method is used for tax reporting purposes.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    7.  Real Estate Acquired Through Foreclosure
        ----------------------------------------

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost), or fair value less estimated selling expenses at the date of acquisition. A loan loss provision is recorded for any writedown in the loan's carrying value to fair value at the date of acquisition. A real estate loss provision is recorded if the property's fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    8.  Real Estate Held for Sale
        -------------------------

    Real estate held for sale is carried at the lower of cost or fair value. The investment in real estate held for sale was comprised of a developed tract of land contiguous to the Corporation's new main office site. The parcel of land was sold during fiscal 1995, resulting in a realized gain of $273,000 on such sale.

    9.  Federal Income Taxes
        --------------------

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, certain components of retirement expense, gains on sale of loans utilizing the net yield method, book and tax bad debt deductions and the loss on mortgage loans sold in a reciprocal sale transaction. Additional temporary differences result from depreciation expense computed utilizing accelerated methods for federal income tax purposes.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    10.  Amortization of Goodwill and Other Intangible Assets
         ----------------------------------------------------

    Goodwill arising from acquisitions is being amortized to expense in the same manner and over the same time period as the related original discount on long-term interest-bearing assets acquired, to the extent the value was attributable to that discount. The amount of goodwill in excess of the original unearned discount is being amortized to operations using the straight-line method over a twenty-year period.

    Specifically identifiable intangible assets arising from branch acquisitions were amortized over the ten year estimated useful life of the deposits acquired.

    At June 30, 1997, intangible assets consisted of the following:

                                                     ORIGINAL           UNAMORTIZED
                                                      BALANCE               BALANCE
                                                            (In thousands)

    Goodwill                                           $3,850                  $368
                                                        =====                   ===

    The approximate scheduled amortization with respect to intangible assets is as follows:

                                                                       FUTURE
    FISCAL YEAR ENDING JUNE 30,                                  AMORTIZATION
                                                               (In thousands)

                  1998                                                   $142
                  1999                                                    103
                  2000                                                     82
                  2001 and years thereafter                                41
                                                                          ---

                                                                         $368
                                                                          ===

    11.  Benefit Plans
         -------------

    The Corporation has an Employee Stock Ownership Plan (ESOP) which provides retirement benefits for substantially all employees who have completed one year of service. Contributions of approximately $228,000, $270,000 and $238,000 were made to the ESOP for the years ended June 30, 1997, 1996 and 1995, respectively.

    The Savings Bank sponsors a 401(k) profit sharing plan. Employer contributions are made solely at the discretion of the Board of Directors, not to exceed amounts allowable under Internal Revenue Service regulations. Profit sharing plan contributions for the years ended June 30, 1997, 1996 and 1995 totaled approximately $65,000, $99,000 and $92,000, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12.  Stock Incentive Plan
         --------------------

    The Corporation had a Stock Incentive Plan that provided for the issuance of 30,870 shares to directors, officers, and employees. Compensation expense for restricted shares is measured by the fair value at the date of grant. The Corporation issued 8,169, 11,517 and 13,040 shares of restricted stock during fiscal 1997, 1996 and 1995, respectively. The term of the Incentive Plan expired during fiscal 1997. The Corporation recognized expense totaling $19,000, $178,000 and $221,000 for the years ended June 30, 1997, 1996 and
    1995, respectively, under the Incentive Plan. The number of shares subject to the Incentive Plan, as well as future references to share totals, have been adjusted for 5% stock dividends paid during fiscal 1997 and 1996.

    13.  Management Recognition and Retention Plan and Trust
         ---------------------------------------------------

    The Corporation has established a Management Recognition and Retention Plan and Trust ("MRP") for which Centennial initially funded the purchase of 10,990 authorized and issued shares of common stock. In conjunction with the conversion-merger transaction, the Corporation funded the purchase of an additional 19,294 shares by the MRP. During fiscal 1997, an additional 5,807 shares were awarded under the Incentive Plan. Shares issued by the MRP are generally deemed earned and allocated to employees over a five year period. The Corporation issued 1,543, 6,946 and 3,859 shares of common stock under the MRP during fiscal 1997, 1996 and 1995, respectively, leaving 8,121 shares subject to future issuance at June 30, 1997. Expense under the MRP plan totaled approximately $55,000, $141,000 and $88,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

    14.  Earnings Per Share
         ------------------

    Earnings per share for the years ended June 30, 1997, 1996 and 1995, is based upon the weighted-average shares outstanding during the year plus those stock options that are dilutive, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average shares deemed outstanding totaled 1,137,814, 1,129,066 and 1,137,877 during the respective years. Weighted-average shares outstanding have been adjusted for the 5% stock dividends paid in fiscal 1997 and 1996. Fully-diluted earnings per share is not presented, as there is no material dilutive effect associated with the Corporation's Stock Option Plan.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    15.  Fair Value of Financial Instruments
         -----------------------------------

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1997 and 1996:

                  CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                  FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                  DEPOSITS: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    15.  Fair Value of Financial Instruments (Continued)
         -----------------------------------------------

                  ADVANCES FROM FEDERAL HOME LOAN BANK: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 1997 and 1996, was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, are as follows:


                                                                        1997                               1996
                                                             CARRYING           FAIR            CARRYING           FAIR
                                                                VALUE          VALUE               VALUE          VALUE
                                                                                    (In thousands)
    Financial assets
      Cash and cash equivalents                            $    3,890       $  3,890          $    5,142     $    5,142
      Investment securities                                     7,042          7,035               9,633          9,583
      Mortgage-backed securities                               23,201         22,866              30,471         30,115
      Loans receivable                                        239,648        238,978             221,101        219,910
      Stock in Federal Home Loan Bank                           2,382          2,382               2,222          2,222
                                                             --------       --------            --------       --------

                                                             $276,163       $275,151            $268,569       $266,972
                                                             ========       ========            ========       ========

    Financial liabilities
      Deposits                                               $226,853       $226,671            $222,768       $224,585
      Advances from the Federal Home Loan Bank                 28,114         27,997              25,634         25,511
      Advances by borrowers for taxes and insurance               235            235                 242            242
                                                             --------       --------            --------       --------

                                                             $255,202       $254,903            $248,644       $250,338
                                                             ========       ========            ========       ========

    16.  Cash and Cash Equivalents
         -------------------------

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

    17.  Reclassifications
         -----------------

    Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS, SECURITIES AVAILABLE FOR SALE AND MORTGAGE-BACKED
SECURITIES

    Carrying values and approximate market values of investment securities classified as held-to-maturity at June 30 are summarized as follows:


                                                             1997                         1996
                                                  CARRYING         MARKET        CARRYING         MARKET
                                                     VALUE          VALUE           VALUE          VALUE
                                                                      (In thousands)

    U. S. Government obligations                    $2,983         $2,981          $   -          $   -
    U. S. Government agency obligations              3,984          3,979           5,474          5,426
    Municipal obligations                               75             75              75             73
                                                    ------         ------          ------         ------

                                                    $7,042         $7,035          $5,549         $5,499
                                                    ======         ======          ======         ======

    At June 30, 1997, the excess of the Savings Bank's cost carrying value over the market value of investment securities, totaling $7,000, was comprised of gross unrealized losses totaling $26,000 and gross unrealized gains of $19,000. At June 30, 1996, the excess of the Savings Bank's cost carrying value over the market value of investment securities, totaling $50,000, was comprised of gross unrealized losses totaling $55,000 and gross unrealized gains of $5,000.

    The amortized cost and market value of investment securities at June 30, 1997, by term to maturity, are shown below.


                                                                 AMORTIZED              MARKET
                                                                       COST              VALUE
                                                                            (In thousands)

    Due within two years                                             $4,484             $4,478
    Due in two to five years                                          1,983              1,986
    Due after five years                                                575                571
                                                                     ------             ------

                                                                     $7,042             $7,035
                                                                     ======             ======

    Investment securities designated as available for sale at June 30 consist of the following:


                                                                       1997               1996
                                                                             (In thousands)

    Asset management funds (cost of $4,118 at June 30, 1996)           $ -              $4,084
                                                                        ===              =====

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS, SECURITIES AVAILABLE FOR SALE AND MORTGAGE-BACKED SECURITIES (continued)

    During fiscal 1997 and 1996, the Corporation sold $4.1 million and $1.0 million of investment securities designated as available for sale, realizing a loss of $29,000 and $7,000, respectively, as a result of such sales. During fiscal 1995, the Corporation sold $1.0 million of investment securities, realizing a gain of $1,000 as a result of such sale.

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 1997 and 1996 (including those designated as available for sale), are shown below.

                                                                                         1997
                                                                               GROSS            GROSS         ESTIMATED
                                                         AMORTIZED        UNREALIZED       UNREALIZED              FAIR
                                                              COST             GAINS           LOSSES             VALUE
                                                                                    (In thousands)
    Federal Home Loan
      Mortgage Corporation
      participation certificates                          $  2,960               $-             $  54          $  2,906
    Government National
      Mortgage Association
      participation certificates                                71                -                 2                69
    Federal National
      Mortgage Association
      participation certificates                             4,081                -                58             4,023
    Collateralized mortgage obligations                      6,169                19              240             5,948
                                                           -------              ----              ---           -------
         Total mortgage-backed securities
           held to maturity                                 13,281                19              354            12,946

    Mortgage-backed securities designated
      as available for sale                                  9,766               169               15             9,920
                                                           -------              ----              ---           -------

         Total mortgage-backed securities                  $23,047              $188             $369           $22,866
                                                           =======              ====             ====           =======

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE B - INVESTMENTS, SECURITIES AVAILABLE FOR SALE AND MORTGAGE-BACKED SECURITIES (continued)


                                                                                        1996
                                                                               GROSS            GROSS         ESTIMATED
                                                         AMORTIZED        UNREALIZED       UNREALIZED              FAIR
                                                              COST             GAINS           LOSSES             VALUE
                                                                                    (In thousands)
    Federal Home Loan
      Mortgage Corporation
      participation certificates                          $  4,687               $-             $  70          $  4,617
    Government National
      Mortgage Association
      participation certificates                                93                -                 3                90
    Federal National
      Mortgage Association
      participation certificates                             8,930                -               225             8,705
    Collateralized mortgage obligations                      2,000                -                58             1,942
                                                           -------                --             ----           -------
         Total mortgage-backed securities
           held to maturity                                 15,710                -               356            15,354

    Mortgage-backed securities designated
      as available for sale                                 14,740                69               48            14,761
                                                            ------              ----             ----            ------

         Total mortgage-backed securities                  $30,450             $  69             $404           $30,115
                                                           =======             =====             ====           =======

    The amortized cost of mortgage-backed securities at June 30, 1997, including those designated as available-for-sale, are shown below by contractual terms to maturity. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                                                              AMORTIZED
                                                                                                                   COST
                                                                                                         (In thousands)

    Due within one year                                                                                        $     -
    Due after one to five years                                                                                      71
    Due after five years to ten years                                                                             2,026
    Due after ten years to twenty years                                                                             725
    Due after twenty years                                                                                       20,225
                                                                                                                 ------

         Total mortgage-backed securities                                                                       $23,047
                                                                                                                =======

    During fiscal 1997, the Corporation sold $2.7 million of mortgage-backed securities designated as available-for-sale, realizing a gain of $92,000 as a result of such sale.

    During fiscal 1996, the Corporation sold $1.0 million of mortgage-backed securities designated as available-for-sale, realizing a loss of $2,000 as a result of such sale.

    During fiscal 1995, the Corporation sold $1.5 million of mortgage-backed securities designated as available-for-sale, realizing no gain or loss as a result of such sale.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is summarized as follows:

                                                        1997                1996
                                                             (In thousands)
    Residential real estate
      One- to four-family residential               $177,504            $161,761
      Home equity lines of credit                     23,797              20,051
      Multi family residential                        17,912              16,368
      Construction                                    14,947              18,969
    Nonresidential real estate                        14,469              12,337
    Consumer and other                                   881                 884
                                                  ----------          ----------
                                                     249,510             230,370
    Less:
      Undisbursed portion of loans in
        process                                        8,735               9,318
      Deferred loan origination fees                     307                 427
      Allowance for loan losses                          820                 618
                                                  ----------          ----------

                                                    $239,648            $220,007
                                                     =======             =======

    As depicted above, the Savings Bank's lending efforts have historically focused on one- to four-family residential and multi family residential real estate loans, which comprise approximately $224.3 million, or 94%, of the total loan portfolio at June 30, 1997, and $206.8 million, or 94%, of the total loan portfolio at June 30, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

    As discussed previously, the Savings Bank has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $61.1 million, $68.8 million and $74.9 million at June 30, 1997, 1996 and 1995, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE C - LOANS RECEIVABLE (continued)

    The Savings Bank, in the ordinary course of business, has granted loans to its directors, officers and their related business interests. Loans to officers and directors totaled approximately $877,000 and $1.1 million at June 30, 1997 and 1996, respectively. During the year ended June 30, 1997, there were $160,000 in loans disbursed to officers and directors, while principal repayments of $383,000 were received from officers and directors.

    The Savings Bank retains a director's spouse to perform title and other legal services principally related to the loan origination function. Management believes that the fees paid for such services (totaling approximately $153,000, $137,000 and $126,000 for the years ended June 30, 1997, 1996 and 1995, respectively) are at, or below, the comparable cost of such services from unrelated parties.


NOTE D - ALLOWANCE FOR LOSSES ON LOANS

    The activity in the allowance for losses on loans is summarized as follows for the years ended June 30:


                                                 1997         1996         1995
                                                          (In thousands)

    Beginning balance                            $618         $616         $724
    Provision charged to operations               244           60           84
    Charge-off of loans                           (57)         (58)        (192)
    Recoveries of loan losses                      15           -            -
                                                 ----           --           -

    Ending balance                               $820         $618         $616
                                                  ===          ===          ===

    At June 30, 1997, the Savings Bank's allowance for losses on loans was solely general in nature, and includible as a component of regulatory risk-based capital.

    At June 30, 1997, 1996 and 1995, the Savings Bank's nonaccrual and nonperforming loans totaled $851,000, $883,000 and $927,000, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $22,000, $35,000 and $34,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:


                                                       1997           1996
                                                          (In thousands)

    Land                                             $1,630         $1,559
    Office buildings and improvements                 4,692          4,528
    Furniture, fixtures and equipment                 2,915          1,701
                                                      -----          -----
                                                      9,237          7,788
      Less accumulated depreciation
        and amortization                              2,194          1,859
                                                      -----          -----

                                                     $7,043         $5,929
                                                     ======         ======


    During fiscal 1991, the Corporation purchased a developed tract of land as a future office site for $2.1 million. After evaluating various alternatives, the Corporation entered into an option during fiscal 1993 to sell a parcel of land adjacent to the office site at a sales price of $1.5 million, less selling costs of approximately $80,000. Accordingly, the land was transferred to real estate held for sale at the lower of cost or fair value. The land was sold in July 1994, resulting in a $273,000 pre-tax gain. The construction of the new branch facility and corporate headquarters was completed in August 1996, at a total cost of $2.5 million. Additionally, during fiscal 1996, two of the Savings Bank's branch locations were sold resulting in gains totaling $144,000.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at June 30:

    Deposit type and weighted-
    average interest rate                                             1997                1996
                                                                            (In thousands)
    NOW accounts
      1997 - 2.81%                                                $ 26,716
      1996 - 2.47%                                                                    $ 20,511
    Passbook and club accounts
      1997 - 2.78%                                                  36,602
      1996 - 2.79%                                                                      40,482
    Money market deposit accounts
      1997 - 3.15%                                                   5,965
      1996 - 3.17%                                                                       7,634
                                                                  --------            --------
    Total demand, transaction and passbook
      deposits                                                      69,283              68,627

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          1997 - 5.57%                                              45,028
          1996 - 5.28%                                                                  46,861
        12 months to 30 months
          1997 - 5.86%                                             102,112
          1996 - 5.87%                                                                  83,752
        36 months or greater
          1997 - 6.01%                                              10,430
          1996 - 6.03%                                                                  23,528
                                                                  --------            --------

    Total certificates of deposit                                  157,570             154,141
                                                                  --------            --------

                                                                  $226,853            $222,768
                                                                   =======             =======

    At June 30, 1997 and 1996, the Savings Bank had certificates of deposit with balances in excess of $100,000 totaling $14.8 million and $13.2 million, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE F - DEPOSITS (continued)

    Interest expense on deposit accounts for the years ended June 30 is summarized as follows:


                                                              1997           1996           1995
                                                                       (In thousands)

    Passbook                                               $ 1,079        $ 1,162         $1,311
    NOW accounts                                               641            333            303
    Money market deposit accounts                              219            283            356
    Certificates of deposit                                  8,999          8,815          6,814
                                                           -------        -------          -----

                                                           $10,938        $10,593         $8,784
                                                            ======         ======          =====

    Maturities of outstanding certificates of deposit are summarized as follows at June 30:


                                                                             1997           1996
                                                                               (In thousands)

    Less than one year                                                   $109,770       $106,938
    One year to three years                                                41,484         37,827
    More than three years                                                   6,316          9,376
                                                                        ---------      ---------

                                                                         $157,570       $154,141
                                                                         ========       ========


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 1997 and 1996, by pledges of certain residential mortgage loans totaling $42.2 million and $38.5 million, and the Savings Bank's investment in Federal Home Loan Bank stock are summarized as follows:


    INTEREST                          MATURING IN FISCAL                           JUNE 30,
    RATE                              YEAR ENDING                            1997           1996

    5.40 - 5.80%                      1997                                $    -         $11,600
    5.52 - 6.15%                      1998                                 13,000          2,000
    6.30 - 6.50%                      1999                                  3,000             -
    6.45%                             2000                                  1,000             -
    5.68%                             2004                                  6,064          6,766
    5.95%                             2009                                  2,148          2,270
    5.99%                             2013                                    143            152
    6.25%                             2014                                  2,759          2,846
                                                                          -------        -------

                                                                          $28,114        $25,634
                                                                          =======        =======

    Weighted-average interest rate                                           5.97%          5.78%
                                                                             ====           ====

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE H - LOAN TO EMPLOYEE STOCK OWNERSHIP PLAN

    As discussed previously in Note A-11, the Corporation established the ESOP, which initially acquired 25,526 shares of common stock in the conversion offering. In order to fund the acquisition of stock, the ESOP borrowed $147,000 from an independent third-party lender, payable over a six year term. In connection with the conversion-merger, the ESOP purchased an additional 54,023 shares of common stock by borrowing an additional $686,000, payable over a six year term. The sole security for the loans is the acquired stock and, while neither Centennial nor the Corporation has guaranteed the loans, future contributions to retire the loans will be paid out of current or retained earnings. Accordingly, the remaining unpaid amount of the loans to the ESOP has been deducted from stockholders' equity, with the corresponding future payments reflected as a liability. At June 30, 1997, the ESOP held 82,742 shares of common stock, of which approximately 78,058 shares had been allocated to participants.


NOTE I - FEDERAL INCOME TAXES

    The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended June 30 as follows:


                                                                    1997         1996       1995
                                                                            (In thousands)

    Federal income taxes computed at the statutory rate             $647         $833       $813
    Increase (decrease) in taxes resulting from:
      Purchase method accounting adjustments
        (comprised solely of goodwill)                                71           75         76
      Tax-exempt interest                                            (44)         (29)       (25)
      Other                                                           22           27         51
                                                                    ----         ----       ----
    Federal income tax provision per consolidated
      financial statements                                          $696         $906       $915
                                                                     ===          ===        ===

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE I - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax liability at June 30 is as follows:


                                                                                           1997           1996
                                                                                               (In thousands)
     Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                                    $   279          $ 210
         Retirement expense                                                                 208            118
         Purchase accounting adjustments other than goodwill                                 31             52
         Unrealized losses on securities designated as available
           for sale                                                                          -               5
                                                                                        -------          -----
           Total deferred tax assets                                                        518            385

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                                         (349)          (338)
         Book/tax depreciation                                                             (186)          (171)
         Federal Home Loan Bank stock dividends                                            (367)          (313)
         Deferred loan origination costs                                                   (141)           (25)
         Other                                                                               (2)           (21)
         Unrealized gains on securities designated as available for sale                    (53)            -
                                                                                        -------          -----
           Total deferred tax liabilities                                                (1,098)          (868)
                                                                                        -------          -----

           Net deferred tax liability                                                   $  (580)         $(483)
                                                                                         ======           ====

    The Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1997, includes approximately $3.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 1997, is approximately $1.0 million. See Note N for additional information regarding the Savings Bank's future percentage of earnings bad debt deductions.


NOTE J - LOAN COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                          GLENWAY FINANCIAL CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE J - LOAN COMMITMENTS (continued)

    At June 30, 1997, the Savings Bank had total outstanding commitments of approximately $8.7 million to originate one- to four-family residential real estate loans.

    Additionally, the Savings Bank had $26.6 million of outstanding loan commitments under home equity lines and $783,000 of outstanding loan commitments under commercial lines of credit. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1997, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Savings Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary, but the preponderance of loans granted generally include a mortgage interest in real estate as security.


NOTE K - REGULATORY CAPITAL

    The Savings Bank is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    During the calendar year, the Savings Bank was notified by its primary regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the table that follows.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE K - REGULATORY CAPITAL (continued)

    The FDIC has adopted risk-based capital ratio guidelines to which the Savings Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

    These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Savings banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Savings banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

    In addition, the FDIC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for savings banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other savings banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

    As of June 30, 1997, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.


                                                                                                 TO BE "WELL-
                                                                                              CAPITALIZED" UNDER
                                                                    FOR CAPITAL               PROMPT CORRECTIVE
                                             ACTUAL               ADEQUACY PURPOSES           ACTION PROVISIONS
                                        ----------------          ----------------            ------------------
                                         AMOUNT    RATIO           AMOUNT    RATIO             AMOUNT     RATIO
                                                                    (In thousands)

    Total capital
      (to risk-weighted assets)         $24,795    13.4%          $14,752      8.0%           $18,440     10.0%

    Tier 1 Capital
      (to risk-weighed assets)          $23,985    13.0%          $ 7,376      4.0%           $11,064     6.0%

    Tier 1 Leverage                     $23,985     8.5%          $11,333      4.0%           $14,167     5.0%

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE K - REGULATORY CAPITAL (continued)

    The Corporation's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Corporation, such as increased interest rates or a downturn in the economy in the Savings Bank's market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE L - CONDENSED FINANCIAL STATEMENTS OF GLENWAY FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of the Corporation as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the years ended June 30, 1997, 1996 and 1995.

                          Glenway Financial Corporation
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)


                  ASSETS                                          1997            1996

Cash                                                           $    164         $    204
Investment in Centennial Savings Bank                            24,455           23,707
Real estate held for investment                                   1,668            1,689
Cash surrender value of life insurance                            1,585            1,457
Prepaid expenses and other assets                                     2              338
                                                               --------         --------

              Total assets                                     $ 27,874         $ 27,395
                                                               ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities                                              $    571         $    401
Loan to Employee Stock Ownership Plan                                65              213
                                                               --------         --------
                                                                    636              614

Stockholders' equity
  Common stock12                                                     11
  Additional paid-in capital                                     13,267           12,102
  Retained earnings                                              15,038           15,749
  Shares acquired by employee benefit plans                        (216)            (316)
  Treasury stock - at cost                                         (965)            (756)
  Unrealized gains (losses) on securities designated as
    available for sale                                              102               (9)
                                                               --------         --------

     Total stockholders' equity                                  27,238           26,781
                                                               --------         --------

     Total liabilities and stockholders' equity                $ 27,874         $ 27,395
                                                               ========         ========

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE L - CONDENSED FINANCIAL STATEMENTS OF GLENWAY FINANCIAL
  CORPORATION (continued)

                          Glenway Financial Corporation
                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)

                                                          1997            1996            1995
Revenue
  Interest income                                       $     4         $     6         $    19
  Dividends received from subsidiary                      1,075           1,160           4,353
  Equity in undistributed earnings of (excess
    distributions from) subsidiary                          660             735          (2,222)
  Other income                                              107              88              74
                                                        -------         -------         -------
              Total revenue                               1,846           1,989           2,224

Expenses
  Administrative and other                                  675             624             972
                                                        -------         -------         -------
              Net earnings before tax credits             1,171           1,365           1,252
  Federal income tax credits                                (35)           (180)           (223)
                                                        -------         -------         -------

              Net earnings                              $ 1,206         $ 1,545         $ 1,475
                                                        =======         =======         =======


                          Glenway Financial Corporation
                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                          1997            1996            1995
Cash flows provided by (used in) operating
activities:
Net earnings for the year                               $ 1,206         $ 1,545         $ 1,475
Adjustments to reconcile net earnings to net cash
provided by (used in) operating activities:
  (Undistributed earnings of) excess of distributions
    from consolidated subsidiary                           (660)           (735)            462
  Amortization of expense related to employee
    benefit plans                                           193             180             296
  Depreciation                                               36              36               8
  Increases (decreases) in cash due to
  changes in:
    Other liabilities                                       170             (98)            424
    Prepaid expenses and other assets                       336            (179)           (107)
                                                        -------         -------         -------

            Cash provided by operating activities
              (balance carried forward)                   1,281             749           2,558
                                                        -------         -------         -------


                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE L - CONDENSED FINANCIAL STATEMENTS OF GLENWAY FINANCIAL
  CORPORATION (continued)

                      Glenway Financial Corporation
                  STATEMENTS OF CASH FLOWS (CONTINUED)
                           Year ended June 30,
                             (In thousands)

                                                             1997            1996            1995
              Cash provided by operating activities
                (balance brought forward)                 $ 1,281         $   749         $ 2,558

Cash flows used in investing activities:
  Purchase of office premises and equipment                   (15)             (5)            (25)
  Purchase of single premium life insurance policy            (60)           --            (1,370)
  Increase in cash surrender value of life insurance
    policy                                                    (68)            (31)            (56)
                                                          -------         -------         -------
              Net cash used in investing activities          (143)            (36)         (1,451)

Cash flows provided by (used in) financing activities:
  Repayment of loan to ESOP                                  (148)           (149)           (238)
  Payment of dividends on common stock                       (777)           (736)           (705)
  Issuance of shares under stock option plan                  158             188             251
  Purchase of treasury stock                                 (411)           --            (1,048)
                                                          -------         -------         -------
              Net cash used in financing activities        (1,178)           (697)         (1,740)
                                                          -------         -------         -------

Net increase (decrease) in cash and cash equivalents          (40)             16            (633)

Cash and cash equivalents at beginning of year                204             188             821
                                                          -------         -------         -------

Cash and cash equivalents at end of year                  $   164         $   204         $   188
                                                          =======         =======         =======

    Under Federal Reserve Board supervisory policy, a bank holding company generally should not maintain its existing rate of cash dividends on common shares unless (i) the corporation's net earnings available to common stockholders over the past year has been sufficient to fully fund the dividends, and (ii) the prospective rate of earnings retention appears consistent with the company's capital needs, asset quality, and overall financial condition. The FDIC has authority under the Financial Institutions Supervisory Act to prohibit a company from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the company. Under Ohio law, the Corporation and Centennial are prohibited from paying a dividend which would result in insolvency. Ohio law requires the Corporation and Centennial to obtain approval from the Ohio Department of Commerce, Division of Financial Institutions before payment of dividends in excess of net earnings for the current and two prior fiscal years, with certain adjustments.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1997, 1996 and 1995


NOTE M - STOCK OPTION PLAN

    The Corporation adopted a stock option plan during fiscal 1991 that initially provided for the issuance of 25,660 options to purchase shares to officers and directors. In connection with the conversion-merger transaction, the Corporation granted an additional 46,228 options during fiscal 1994.

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for the Stock Option Plan. Accordingly, no compensation cost has been recognized for the Stock Option Plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates, consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                         1997             1996              1995

    Net earnings               As reported             $1,206           $1,545            $1,475
                                                        =====            =====             =====

                                 Pro-forma             $1,149           $1,545            $1,475
                                                        =====            =====             =====

    Earnings per share         As reported              $1.06            $1.37             $1.30
                                                         ====             ====              ====

                                 Pro-forma              $1.01            $1.37             $1.30
                                                         ====             ====              ====

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively; dividend yield of 7.50% and expected volatility of 25.0% for all years; risk-free interest rates of 6.00% and 5.95% and expected lives of ten years.

    A summary of the status of the Corporation's Stock Option Plans as of June 30, 1997 and 1996, and changes during the periods ending on those dates is presented below:


                                                    1997                      1996                     1995
                                                       WEIGHTED-                   WEIGHTED-                  WEIGHTED-
                                                         AVERAGE                     AVERAGE                    AVERAGE
                                                        EXERCISE                    EXERCISE                   EXERCISE
                                             SHARES        PRICE        SHARES         PRICE        SHARES        PRICE

    Outstanding at beginning of year         42,074       $12.25        53,591         $8.51        61,740        $8.97
    Granted                                  20,500       $20.88            -          $  -             -         $  -
    Exercised                               (9,976)       $10.90      (11,517)         $5.12       (8,149)        $5.93
    Forfeited                                    -        $   -             -          $  -             -         $  -
                                             ------                     ------                      ------

    Outstanding at end of year               52,598       $14.34        42,074        $12.24        53,591        $8.51
                                             ======        =====        ======         =====        ======         ====

    Options exercisable at year-end          52,598                     42,074
                                             ======                     ======
    Weighted-average fair value of
      options granted during the year                      $4.24                         N/A                        N/A
                                                            ====

                          GLENWAY FINANCIAL CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                          June 30, 1997, 1996 and 1995


NOTE M - STOCK OPTION PLAN (continued)

    The following information applies to options outstanding at June 30, 1997:


    Number outstanding                                                  52,598
    Range of exercise prices                                   $13.33 - $23.00
    Weighted-average exercise price                                     $14.34
    Weighted-average remaining contractual life                      7.4 years


NOTE N - LEGISLATIVE DEVELOPMENTS

    The deposit accounts of the Savings Bank and of other savings associations are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). Prior to September 1996, the reserves of the SAIF were below the level required by law because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In fiscal 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

    Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Savings Bank held $205.5 million in deposits at March 31, 1995, resulting in an assessment of approximately $1.35 million, or $891,000 after tax, which was charged to operations in fiscal 1997.

    Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $1.0 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years.

CORPORATE INFORMATION - GLENWAY FINANCIAL CORPORATION




         CORPORATE HEADQUARTERS:
         5535 Glenway Avenue
         Cincinnati, Ohio  45238
         Telephone:  (513) 922-5959


         TRANSFER AGENT AND REGISTRAR:
         The Fifth Third Bank
         Stock Transfer Department
         ML #1090D2
         38 Fountain Square
         Cincinnati, Ohio  45263


         INDEPENDENT AUDITORS:
         Grant Thornton LLP
         625 Eden Park Drive, Suite 900
         Cincinnati, Ohio  45202-4181


         MARKET MAKERS:
         Herzog, Heine, Geduld Inc.
         McDonald & Company Securities, Inc.
         Trident Securities, Inc.
         National Securities Corporation

         ANNUAL MEETING:
         October 22, 1997, 2:00 P.M.
         Corporate Headquarters
         Glenway Financial Corporation
         5535 Glenway Avenue
         Cincinnati, Ohio  45238




A COPY OF FORM 10-KSB, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO ROBERT R. SUDBROOK, PRESIDENT, GLENWAY FINANCIAL CORPORATION, 5535 GLENWAY AVENUE, CINCINNATI, OHIO 45238.

DIRECTORS AND OFFICERS -
GLENWAY FINANCIAL CORPORATION


DIRECTORS:

EDGAR A. RUST
Chairman of the Board
Housing Director of Bethany House Services, Inc.

MILTON L. VAN SCHOIK
Vice Chairman of the Board
Retired Vice President of the
Cincinnati Gas and Electric Company

DANIEL W. GEEDING
Secretary
Professor of Management
Director of The Center for International Business
Xavier University

ROBERT R. SUDBROOK
President and Chief Executive Officer of Glenway
Financial Corporation and Centennial Savings Bank

RONALD L. GOODFELLOW
Retired executive of Cincinnati Milacron, Inc.

KENNETH LICHTENDAHL
President of Hudepohl-Schoenling  Brewery

JOHN P. TORBECK
Vice President of Torbeck Homes, Inc.

ALBERT W. MOELLER
Retired executive of The Procter & Gamble Company





OFFICERS:

ROBERT R. SUDBROOK
President and Chief Executive Officer

GREGORY P. NIESEN
Treasurer and Chief Financial Officer

JOSEPH V. BUNKE
Vice President/Audit

DIRECTORS AND OFFICERS -
CENTENNIAL SAVINGS BANK


DIRECTORS:

RONALD L. GOODFELLOW
Chairman of the Board
Retired executive of Cincinnati Milacron, Inc.

JOHN L. TORBECK
Vice Chairman of the Board
President of Torbeck Homes, Inc.

DONALD E. WILLIG
Secretary
Retired President of Parkway Products

ROBERT R. SUDBROOK
President and Chief Executive Officer of Glenway
Financial Corporation and Centennial Savings Bank

JAMES M. HATER
Chief Executive Officer of Hater Dry Goods

FRANK S. HODGES
Chief Executive Officer of Pioneer Guns

EDGAR A. RUST
Housing Director of Bethany House Services, Inc.

JAMES W. SCHACKMANN
Retired Chief Executive Officer of
The Glenway Loan and Deposit Company

MILTON L. VAN SCHOIK
Retired Vice President of the
Cincinnati Gas and Electric Company



OFFICERS:

ROBERT R. SUDBROOK           MICHAEL P. DOHERTY
President and Chief          Senior Vice President/
Executive Officer            Lending

ELAINE M. SCHMIDT            LINDA M. CLARK
Senior Vice President/       Vice President/
Chief Operations Officer     Branch Operations

GREGORY P. NIESEN
Vice President/
Chief Financial Officer

JOSEPH V. BUNKE
Vice President/
Audit