Form 10KSB, Exhibit 13
period 1998-06-30
GLENWAY FINANCIAL CORP
filed 1998-09-28
CIK 861997

                                                                      Exhibit 13

Dear Shareholders,

         On behalf of the Directors, Officers, and staff of Glenway Financial Corporation, I am pleased to present our Annual Report for the fiscal year ended June 30, 1998.

         As the graphs on the following page demonstrate, the 1998 fiscal year was a very good year for Glenway Financial and its stockholders. Net earnings were $2.7 million, or $1.19 per share, for the 1998 fiscal year, compared to $1.2 million, or $.53 per share, for the 1997 fiscal year. The 1997 fiscal year results were affected by the one-time Savings Association Insurance Fund ("SAIF") assessment of $1.35 million, which reduced after-tax net earnings by $891,000. Net earnings for 1998 compare very favorably to 1997 even when the effects of the SAIF charge are eliminated. Glenway's net earnings increased $600,000, or 28.6%, from 1997 to 1998, adjusting for the effects of the SAIF assessment.

         During the 1998 fiscal year, we focused on asset and earnings growth and continuing expense reduction. We ended the 1998 fiscal year with assets of $303.3 million, an increase of $16.2 million, or 5.7%, compared to June 30, 1997. As planned, our growth occurred in loans receivable, which increased $22.6 million from June 30, 1997 to June 30, 1998. In 1997 we initiated a commercial lending program offering conventional business loans and programs sponsored by the Small Business Administration and state and local governments. At June 30, 1998, our loan portfolio included $4.8 million of commercial loans, compared to $921,000 at June 30, 1997. We will continue our efforts to build our commercial loan portfolio as we position Glenway to compete more effectively in the years ahead.

         With the overall growth in the loan portfolio, and the growth in commercial loans in particular, we have maintained our focus on asset quality. Nonperforming assets totaled $982,000 at June 30, 1998, compared to $895,000 at June 30, 1997. We continue to build our allowance for loan losses. The loan loss provision for 1998 was $363,000, compared to $244,000 for 1997. That increase, coupled with net charge-offs of $9,000, resulted in an allowance for loan losses of $1.2 million at June 30, 1998. The ratio of the allowance for loan losses to total loans was .43% at June 30, 1998, compared to .32% at June 30, 1997.

         Loan growth was funded with Federal Home Loan Bank advances, which increased from $28.1 million at June 30, 1997 to $50.4 million at June 30, 1998. Deposits declined $6.2 million during 1998 as depositors sought alternative investments in the prevailing low interest rate environment.

         Operating expenses decreased $1.6 million, a decrease of $250,000 when comparing 1998 to 1997 after adjusting for the SAIF assessment. Although the 1998 fiscal year was the first full year of expenses associated with our GlenCrossing corporate headquarters, which we moved into in August 1996, reduction in annual FDIC insurance premiums and other operating expenses more than offset the increase in occupancy expense. Employee compensation and benefits increased only $67,000, or 2.1%, which represents a lower rate of increase than our 5.7% growth rate year to year.

         In this fiscal year, we began our conversion to a new in-house computer system which has important advantages to our stockholders, customers and employees. Our system is based on the latest client-server technology, which has allowed us to reduce computer expenses while doubling our processing capacity. We will also gain the ability to offer products and services not previously possible, such as 24-hour voice response account information for our customers. Our conversion to the new system will be completed by December 1998.

         Potential Year 2000 problems have been a frequent topic in the news this year. At Centennial, we began working several years ago to assure a smooth transition to the new millennium. We have assessed the Year 2000 impact on all our systems, and anticipate no additional significant costs for necessary upgrades. We are ahead of federal regulatory guidelines to complete verification and testing of our new system by the end of 1998. By March 31, 1999, we will finish Year 2000 verification for all other computer-dependent equipment and systems.

         As we plan for the future, we have decided to restructure the board of directors of our Centennial Savings Bank subsidiary to consist of the same members as the Glenway Financial board. We thank our departing directors, Donald Willig, James Hater and Frank Hodges, for their service to the Company.

         We look forward to 1999 as a year of continued growth and opportunity, and we appreciate the continuing support of our shareholders.


Sincerely,



Robert R. Sudbrook
President

BUSINESS OF THE CORPORATION


         Glenway Financial Corporation (the "Corporation" or "Glenway Financial") was originally incorporated in 1990 under the name Centennial Financial Corp. in the State of Delaware for the purpose of owning all of the outstanding stock of Centennial Savings Bank ("Centennial" or the "Savings Bank") issued upon the conversion of the Savings Bank from the mutual to stock form.

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

         Centennial considers its principal market area to be the western side of Cincinnati, Ohio, with five offices in the neighborhoods of Western Hills, Cheviot, Price Hill, Delhi and Colerain Township. With total assets of approximately $303.3 million and stockholders' equity of approximately
$29.2 million at June 30, 1998, Centennial is one of the largest thrifts headquartered in Hamilton County, Ohio.

         As a community-oriented bank, Centennial offers a wide range of retail banking services. Centennial is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate residential mortgage loans. Centennial also originates multi family and construction loans, primarily on properties located in its market area and has originated consumer loans and nonresidential real estate loans. Additionally, Centennial has expanded its lending activities to make commercial loans to businesses in its principal market area, subject to applicable investment limits under Ohio law.

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

COMMON STOCK AND RELATED INFORMATION


         The Corporation's common stock is listed on The Nasdaq National Market under the symbol "GFCO." Presented below are the high and low bids for the Corporation's common stock for each quarter of fiscal 1998, 1997 and 1996, along with the amount of quarterly cash dividends paid on the common stock. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

FISCAL YEAR ENDING JUNE 30,                         HIGH                 LOW             CASH DIVIDENDS
---------------------------                         ----                 ---             --------------
1998
Quarter ending June 30, 1998                       $24.25              $19.50                $ .11
Quarter ending March 31, 1998                       21.25               17.75                  .10
Quarter ending December 31, 1997                    19.63               14.50                  .10
Quarter ending September 30, 1997                   15.50               11.50                  .10

1997
Quarter ending June 30, 1997                       $13.25              $11.50                $ .085
Quarter ending March 31, 1997                       11.75               10.75                  .085
Quarter ending December 31, 1996                    10.03                9.50                  .085
Quarter ending September 30, 1996                   10.00                9.13                  .085

1996
Quarter ending June 30, 1996                       $11.05              $ 9.62                $ .08
Quarter ending March 31, 1996                       11.64                9.98                  .08
Quarter ending December 31, 1995                    11.64                8.90                  .08
Quarter ending September 30, 1995                   10.22                7.95                  .08

         As of September 15, 1998, the Corporation had outstanding 2,293,210 shares of common stock, held by approximately 501 stockholders of record. This number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

         The Corporation has implemented a dividend reinvestment program (the "DRIP"), pursuant to which stockholders may choose to reinvest automatically all or a portion of the cash dividends received on shares of the Corporation's common stock. Stockholders also may make quarterly cash contributions to the DRIP for the purchase of additional shares of common stock of the Corporation. The Corporation's transfer agent administers the DRIP.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


         The following tables set forth certain information concerning the Corporation's consolidated financial position and results of operations at the dates and for the periods indicated.

                                                                                   At June 30,
                                                    ------------------------------------------------------------------------
                                                       1998           1997             1996           1995            1994
                                                       ----           ----             ----           ----            ----
                                                                                 (In thousands)
STATEMENT OF FINANCIAL CONDITION DATA:
Total amount of:
  Assets                                            $303,332        $287,088         $278,809       $265,740        $243,914
  Interest-bearing deposits in other
    financial institutions/federal fund sold           1,764               -              340            426           1,821
  Investment securities, at cost                       8,069           7,042            5,549          7,489          10,499
  Investment securities available for sale, at
     market                                                -               -            4,084          4,092           4,047
  Mortgage-backed securities available for
     sale, at market                                   5,570           9,920           14,761          4,769           6,824
  Mortgage-backed securities, at cost                 11,304          13,281           15,710         28,011          30,754
  Loans receivable, net (1)                          262,327         239,648          221,101        205,413         175,110
  Goodwill and other intangible assets, net              226             368              576            796           1,037
  Deposit accounts                                   220,639         226,853          222,768        208,377         196,499
  FHLB advances                                       50,435          28,114           25,634         27,158          17,731
  Stockholders' equity - restricted (2)               29,221          27,238           26,781         25,387          25,045

                                                                             Year Ended At June 30,
                                                    ------------------------------------------------------------------------
                                                      1998           1997             1996             1995            1994
                                                      ----           ----             ----             ----            ----
                                                                     (In thousands, except per share data)
STATEMENT OF EARNINGS:
Total interest income                               $22,525         $20,735          $19,797          $17,651        $14,960
Total interest expense                               13,193          12,195           11,933           10,300          8,160
                                                    -------         -------          -------          -------        -------
Net interest income                                   9,332           8,540            7,864            7,351          6,800
Provision for losses on loans                           363             244               60               84             96
                                                    -------         -------          -------          -------        -------
Net interest income after provision
  for losses on loans                                 8,969           8,296            7,804            7,267          6,704
Other income                                            883             954              813            1,124            981
General, administrative and other expense             5,715           7,348            6,274            6,001          5,664
                                                    -------         -------          -------          -------        -------
Earnings before income taxes                          4,137           1,902            2,451            2,390          2,021
Federal income taxes                                  1,433             696              906              915            761
                                                    -------         -------          -------          -------        -------
Net earnings                                        $ 2,704         $ 1,206          $ 1,545          $ 1,475        $ 1,260
                                                    =======         =======          =======          =======        =======

Basic earnings per share (3)(4)                       $1.19            $.53             $.68            $.65            $.55
                                                      =====            ====             ====            ====            ====

Diluted earnings per share (3)(4)                     $1.16            $.52             $.67            $.64            $.53
                                                      =====            ====             ====            ====            ====



Footnotes on next page

                                                                        At or for the year ended June 30,
                                                    ------------------------------------------------------------------------
                                                      1998            1997             1996           1995             1994
                                                      ----            ----             ----           ----             ----
OTHER DATA:
Return on average assets (4)                           .91%            .43%             .57%           .57%             .54%
Return on average equity (4)                          9.62            4.48             5.92           5.91             5.29
Interest rate spread                                  2.94            2.87             2.69           2.77             2.96
Average equity-to-assets ratio                        9.43            9.53             9.58           9.72            10.23
Nonperforming loans to total loans                     .36             .34              .38            .44             1.03
Nonperforming assets to total assets                   .32             .31              .40            .62              .94
General, administrative and other expense to
  average assets (4)                                  1.92            2.60             2.30           2.34             2.42
Book value per share                                $12.80          $11.95           $11.68         $11.33           $10.83




---------------------------------

(1)      Includes loans held for sale.

(2) See Notes I and K of the Notes to Consolidated Financial Statements regarding restrictions on equity.

(3) Basic and diluted earnings per share for 1994 through 1997 have been adjusted to give effect to 5% stock dividends paid in fiscal 1997 and 1996, and for the 2-for-1 stock split in fiscal 1998.

(4) Before giving effect to the SAIF recapitalization assessment, the ratios set forth above would have been as follows for 1997:

                  Basic earnings per share                      $ .92
                  Diluted earnings per share                    $ .91
                  Return on average assets                        .74%
                  Return on average equity                       7.79%
                  General, administrative and other
                    expense to average assets                    2.12%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Glenway Financial's activities are limited primarily to holding the Savings Bank's stock. Therefore, the discussion that follows focuses on the comparison of Centennial's operations in the fiscal years ended June 30, 1998 ("fiscal 1998"), June 30, 1997 ("fiscal 1997") and June 30, 1996 ("fiscal
1996").

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

         Additionally, and to a lesser extent, the Savings Bank's profitability is affected by such factors as the level of non-interest income and general and administrative expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists primarily of service charges and other fees and income from the sale of loans. General, administrative and other expenses consist of compensation and benefits, occupancy-related expenses, FDIC deposit insurance premiums and other operating expenses.

         Management's Discussion and Analysis of earnings and related financial data are presented herein to assist investors in understanding the consolidated financial condition and results of operations of the Corporation for the fiscal years ended June 30, 1998 and 1997. This discussion should be read in conjunction with the consolidated financial statements and related footnotes presented elsewhere in this report.

DISCUSSION OF FINANCIAL CONDITION CHANGES FROM JUNE 30, 1997 TO JUNE 30, 1998

         The Corporation's total assets amounted to $303.3 million as of June 30, 1998, an increase of $16.2 million, or 5.7%, over the $287.1 million total at June 30, 1997. The increase consisted primarily of an increase in loans receivable which was funded primarily through an increase in borrowings of $19.8 million and undistributed net earnings of $1.8 million, which were partially offset by a decrease in deposits of $6.2 million.

         Cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions decreased by $690,000, or 17.7%, to a total of $3.2 million at June 30, 1998, compared to $3.9 million at June 30, 1997. Investment securities increased by $1.0 million, or 14.6%, while mortgage-backed securities and mortgage-backed securities available for sale decreased by $6.3 million, or 27.3%. The combined decrease of $5.3 million in investment and mortgage-backed securities resulted from the sale of $1.6 million of securities designated as available for sale, scheduled maturities and calls of $3.0 million and principal repayments and payoffs of $4.7 million on mortgage-backed securities. These decreases were partially offset by the purchase of $4.0 million of U.S. Treasury notes. The proceeds of sales and maturities of investment and mortgage-backed securities were redeployed primarily to fund growth in the loan portfolio.

         Loans receivable totaled $262.3 million at June 30, 1998, an increase of $22.7 million, or 9.5%, over the $239.6 million total at June 30, 1997. Loan originations, which totaled $106.2 million during 1998, were partially offset by loan sales of $1.1 million and principal repayments of $82.3 million. Loan origination volume during 1998 increased by $33.5 million, or 46.0%, over 1997 volume due primarily to the increased volume of loan refinancing as consumers opted for lower rate fixed mortgage products. Growth in the loan portfolio in fiscal 1998 was comprised of $13.9 million in one- to four-family and multi family residential real estate loans and $9.2 million in nonresidential real estate and commercial loans. The Corporation's allowance for loan losses amounted to $1.2 million at June 30, 1998, an increase of $354,000, or 43.2%, over the total at June 30, 1997. The allowance for loan losses represented .43% of the total loan portfolio at June 30, 1998, compared to .33% at June 30, 1997. The Corporation's allowance represented 119.6% and 96.4% of non-performing loans, which totaled $982,000 and $851,000 at June 30, 1998 and 1997, respectively.

         Deposits totaled $220.6 million at June 30, 1998, a decrease of $6.2 million, or 2.7%, from the total at June 30, 1997. Alternative sources of funds, such as Federal Home Loan Bank ("FHLB") advances, are frequently used to manage the cost of funds. FHLB advances totaled $50.4 million at June 30, 1998, an increase of $22.3 million, or 79.4%, over June 30, 1997, and were utilized primarily to fund loan growth.

         Stockholders' equity amounted to $29.2 million at June 30, 1998, an increase of $2.0 million, or 7.3%, over the $27.2 million total at June 30, 1997. The increase resulted primarily from period earnings of $2.7 million and a net increase attributable to employee benefit and stock option plans totaling $249,000, which were partially offset by dividends to stockholders of $936,000 and a decrease of $34,000 in net gains on securities designated as available for sale.


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

         GENERAL. Net earnings for fiscal 1998 totaled $2.7 million, an increase of $1.5 million, or 124.2%, over the $1.2 million in net earnings recorded in fiscal 1997. The increase in net earnings is primarily attributable to the one-time $1.35 million, or $891,000 after-tax, assessment that the Savings Bank paid during fiscal 1997 as part of legislation to recapitalize the SAIF. Excluding the effects of the special SAIF assessment, net earnings for fiscal 1997 would have been $2.1 million and net earnings for fiscal 1998 would represent an increase of $607,000, or 28.9%, over fiscal 1997. The increase in fiscal 1998 net earnings is also attributable to an increase in net interest income of $792,000, or 9.3%.

         NET INTEREST INCOME. Total interest income for fiscal 1998 amounted to $22.5 million, an increase of $1.8 million, or 8.6%, over the $20.7 million recorded for fiscal 1997. Interest income on loans and mortgage-backed securities totaled $21.8 million, an increase of $1.8 million, or 8.8%, over fiscal 1997. This increase resulted primarily from an $18.0 million, or 7.0%, increase in the average balance outstanding year to year, coupled with a 13 basis point increase in the average yield, from 7.81% in fiscal 1997 to 7.94% in fiscal 1998. Interest income on investment securities and other interest-earning assets increased by $24,000, or 3.5%, to a total of $705,000 in fiscal 1998, compared to $681,000 in fiscal 1997. This increase resulted primarily from a 25 basis point increase in the average yield, from 6.03% in fiscal 1997 to 6.28% in fiscal 1998.

         Total interest expense amounted to $13.2 million for fiscal 1998, an increase of $998,000, or 8.2%, over fiscal 1997. Interest expense on deposits decreased by $28,000, or .3%, to a total of $10.9 million in fiscal 1998. The decrease resulted primarily from a $766,000, or .3%, decrease in the average deposit portfolio balance outstanding year to year, which was partially offset by a one basis point increase in the average cost of deposits, from 4.78% in 1997 to 4.79% in 1998. Interest expense on borrowings increased by $1.0 million, or 81.6%, during fiscal 1998. This increase was due to a $17.3 million increase in average borrowings outstanding and a 13 basis point increase in the average cost of borrowings, from 5.65% in fiscal 1997 to 5.78% in fiscal 1998.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $792,000, or 9.3%, for fiscal 1998, compared to fiscal 1997. The interest rate spread increased by seven basis points to 2.94% in 1998 from 2.87 % in 1997, while the net interest margin increased by seven basis points, to 3.26% in 1998 from 3.19% in 1997.

         PROVISION FOR LOSSES ON LOANS. The provision for losses on loans represents a charge to earnings to maintain the allowance for loan losses at a level management believes is adequate to absorb losses in the loan portfolio. The Corporation's provision for loan losses amounted to $363,000 for fiscal 1998, compared to $244,000 for fiscal 1997, an increase of $119,000, or 48.8%. The provision for loan losses in 1998 was increased primarily as a result of the $22.7 million, or 9.5%, of growth in the loan portfolio over the year and increased production of small business commercial lending . Net loan charge-offs amounted to $9,000 in fiscal 1998 compared to $42,000 in fiscal 1997.

         Management uses the best information available in providing for possible loan losses and believes that the allowance is adequate at June 30, 1998. However, future adjustments to the allowance could be necessary and net earnings could be affected if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations.

         OTHER INCOME. Other income totaled $883,000 for fiscal 1998, a decrease of $71,000, or 7.4%, from the $954,000 recorded in fiscal 1997. The decrease resulted primarily from a decline in gains on sales of loans, securities, office premises and equipment, and real estate acquired through foreclosure, from a gain in fiscal 1997 of $117,000 to a net loss in fiscal 1998 of $13,000. Loan servicing fees also decreased $25,000, or 14.9%, for fiscal 1998, compared to fiscal 1997. These decreases were partially offset by an $84,000, or 12.6%, increase in other operating income due to an increase in service fees, charges and other operating income from both loan and deposit products.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense decreased by $1.6 million, or 22.2%, for fiscal 1998, compared to fiscal 1997, due primarily to a $1.4 million decrease in federal deposit insurance premiums, a decrease in other operating expenses of $203,000, a decrease of $119,000 in franchise tax expense, a decrease of $66,000 in amortization of goodwill, and a decrease of $7,000 in data processing expense. These decreases were partially offset by a $98,000, or 16.6%, increase in occupancy and equipment expense and a $67,000, or 2.1%, increase in employee compensation and benefits. As a result of the SAIF assessment, premiums for federal deposit insurance declined by approximately $30,000 a month. The decrease in other operating expenses resulted primarily from decreases in professional fees, correspondent bank charges, advertising and office supplies expense from year to year. The decrease in franchise tax resulted from the receipt of refunds from prior year amended franchise tax returns. In August 1996, the Corporation opened its new main office and headquarters and upgraded the data communications systems of the Savings Bank, which resulted in the increases in office occupancy and equipment expense.

         FEDERAL INCOME TAXES. The provision for federal income taxes amounted to $1.4 million for fiscal 1998, an increase of $737,000, or 105.9%, from the $696,000 recorded in fiscal 1997. The increase resulted primarily from a $2.2 million, or 117.5%, increase in earnings before taxes. The effective tax rates were 34.6% and 36.6% for fiscal 1998 and 1997, respectively.


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

         GENERAL. Net earnings for fiscal 1997 totaled $1.2 million, a decrease of $339,000, or 21.9%, from the $1.5 million in net earnings recorded in fiscal 1996. The decrease in earnings was primarily attributable to the one-time
$1.35 million, or $891,000 after tax, assessment imposed on the Savings Bank as part of legislation to recapitalize the SAIF. Additionally, the decline in earnings resulted from an increase in the provision for losses on loans of $184,000. These increased expense items were partially offset by an increase of $676,000 in net interest income and a $141,000 increase in other income. As a result of the decrease in net earnings before taxes, total federal income tax expense decreased by $210,000.

         Absent the special SAIF assessment, net earnings for fiscal 1997 would have been $2.1 million, which would represent an increase in net earnings of $552,000, or 35.7%, over fiscal 1996.

         NET INTEREST INCOME. Total interest income for fiscal 1997 amounted to $20.7 million, an increase of $938,000, or 4.7%, over the $19.8 million recorded for fiscal 1996. Interest income on loans and mortgage-backed securities totaled $20.1 million, an increase of $1.1 million, or 5.8%, over the 1996 fiscal period. This increase resulted primarily from a $12.2 million, or 5.0%, increase in the average balance outstanding year to year, coupled with a six basis point increase in the average yield, from 7.75% in fiscal 1996 to 7.81% in fiscal 1997. Interest income on investment securities and other interest-earning assets decreased by $153,000, or 18.3%, to a total of $681,000 in fiscal 1997, compared to $834,000 in fiscal 1996. This decrease resulted primarily from a $3.4 million decrease in the average portfolio balance year to year, as a result of the sale of $4.1 million in securities designated as available for sale, which was partially offset by a 36 basis point increase in the average yield, from 5.64% in fiscal 1996 to 6.00% in fiscal 1997.

         Total interest expense amounted to $12.2 million for fiscal 1997, an increase of $262,000, or 2.2%, over fiscal 1996. Interest expense on deposits increased by $345,000, or 3.3%, to a total of $10.9 million in fiscal 1997. The increase resulted primarily from a $10.4 million, or 4.8%, increase in the average deposit portfolio balance outstanding year to year, which was partially offset by a seven basis point decrease in the average cost of deposits, from 4.85% in 1996 to 4.78% in 1997. Interest expense on borrowings decreased by $83,000, or 6.2%, during fiscal 1997. This decrease was due to a $1.1 million decrease in average borrowings outstanding and an eight basis point decrease in the average cost of borrowings, from 5.73% in fiscal 1996 to 5.65% in fiscal 1997.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $676,000, or 8.6%, for fiscal 1997, compared to fiscal 1996. The interest rate spread increased by 18 basis points to 2.87% in 1997 from 2.69% in 1996, while the net interest margin increased by 16 basis points, to 3.19% in 1997 from 3.03% in 1996.

         PROVISION FOR LOSSES ON LOANS. The provision for losses on loans represents a charge to earnings to maintain the allowance for loan losses at a level management believes is adequate to absorb losses in the loan portfolio. The Corporation's provision for loan losses amounted to $244,000 for fiscal 1997, compared to $60,000 for fiscal 1996, an increase of $184,000, or 306.7 %. The provision for loan losses in 1997 was increased primarily as a result of the $19.1 million, or 8.3%, of growth in the loan portfolio over the year and the introduction of small business commercial lending . Net loan charge-offs amounted to $42,000 in fiscal 1997 compared to $58,000 in fiscal 1996.

         OTHER INCOME. Other income totaled $954,000 for fiscal 1997, an increase of $141,000, or 17.3%, over the $813,000 recorded in fiscal 1996. The increase resulted primarily from a $53,000 increase in gain on sale of loans, a $72,000 increase in net gains on securities transactions and a $43,000, or 6.9%, increase in other operating income, due primarily to an increase in service fees, charges and other operating income related to growth in the deposit portfolio, coupled with an increase in service fee rates and management's continued focus on collecting fees assessed on deposit accounts.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased by $1.1 million, or 17.1%, for fiscal 1997, compared to fiscal 1996, due primarily to a $1.1 million increase in federal deposit insurance premiums as a result of the one-time SAIF recapitalization assessment. Excluding the SAIF recapitalization charge of $1.35 million, general, administrative and other expense decreased by $276,000, or 4.4%. This decrease resulted primarily from a $140,000, or 4.2%, decrease in employee compensation and benefits, a $19,000, or 5.0%, decrease in franchise taxes and a $12,000 decrease in goodwill amortization. The decrease in employee compensation and benefits resulted from a combination of benefits paid in connection with the death of the Corporation's President in the prior year, coupled with employee attrition resulting in a net decrease of two full-time equivalent employee positions. Increases in general, administrative and other expense included a $116,000, or 24.4%, increase in occupancy and equipment and an $85,000, or 34.7%, increase in data processing expense. In August 1996, the Corporation opened it's new main office headquarters and upgraded the data communications systems of the Savings Bank, which resulted in the increases in the aforementioned expenses.

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

                                                                        Year ended June 30,
                                           ----------------------------------------------------------------------------
                                                         1998                                       1997
                                           -----------------------------------       ----------------------------------
                                           Average                                   Average
                                           balance     Interest     Yield/Rate       balance     Interest    Yield/Rate
                                           -------     --------     ----------       -------     --------    ----------
Interest-earning assets:
   Loans receivable and
     mortgage-backed securities (1)        $274,786     $21,820        7.94%         $256,785     $20,054       7.81%
   Investment securities (2)                  7,885         476        6.04             7,419         465       6.27
   Other interest-earning assets              3,375         229        6.79             3,927         216       5.50
                                           --------     -------        ----          --------     -------       ----
     Total interest-earning assets          286,046      22,525        7.87           268,131      20,735       7.73
Non-interest earning assets                  12,069                                    14,399
                                           --------                                  --------
     Total assets                          $298,115                                  $282,530
                                           ========                                  ========

Interest-bearing liabilities:
   Savings accounts                        $ 33,745         896        2.66          $ 38,562       1,079       2.80
   Demand/NOW accounts                       34,283         959        2.80            24,877         641       2.58
   Money market accounts                      5,578         171        3.07             6,849         219       3.20
   Certificates of deposit                  154,385       8,884        5.75           158,469       8,999       5.68
                                           --------     -------        ----          --------     -------       ----
     Total Deposits                         227,991      10,910        4.79           228,757      10,938       4.78
   Borrowings                                39,502       2,283        5.78            22,241       1,257       5.65
                                           --------     -------        ----          --------     -------       ----
     Total interest-bearing
     liabilities                            267,493      13,193        4.93           250,998      12,195       4.86
                                                        -------        ----                       -------       ----

Non-interest bearing liabilities              2,505                                     4,615
                                           --------                                  --------
   Total liabilities                        269,998                                   255,613

Stockholders' equity                         28,117                                    26,917
                                           --------                                  --------
   Total liabilities and
   stockholders' equity                    $298,115                                  $282,530
                                           ========                                  ========
Net interest income; interest
   rate spread                                         $  9,332        2.94%                      $ 8,540       2.87%
                                                       ========        ====                       =======       ====

Net interest margin (3)                                                3.26%                                    3.19%
                                                                       ====                                     ====
Average interest-earning assets to
   interest-bearing liabilities                                      106.94%                                  106.83%
                                                                     ======                                   ======



                                                   Year ended June 30,
                                           -----------------------------------
                                                          1996
                                           -----------------------------------
                                           Average
                                           balance     Interest     Yield/Rate
                                           -------     --------     ----------
Interest-earning assets:
   Loans receivable and
     mortgage-backed securities (1)        $244,558     $18,963        7.75%
   Investment securities (2)                 11,886         646        5.43
   Other interest-earning assets              2,897         188        6.49
                                           --------     -------        ----
     Total interest-earning assets          259,341      19,797        7.63
Non-interest earning assets                  13,104
                                           --------
     Total assets                          $272,445
                                           ========

Interest-bearing liabilities:
   Savings accounts                        $ 41,479       1,162        2.80
   Demand/NOW accounts                       17,090         333        1.95
   Money market accounts                      8,814         283        3.21
   Certificates of deposit                  150,997       8,815        5.84
                                           --------     -------        ----
     Total Deposits                         218,380      10,593        4.85
   Borrowings                                23,375       1,340        5.73
                                           --------     -------        ----
     Total interest-bearing
     liabilities                            241,755      11,933        4.94
                                           --------     -------        ----

Non-interest bearing liabilities              4,585
                                           --------
   Total liabilities                        246,340

Stockholders' equity                         26,105
                                           --------
   Total liabilities and
   stockholders' equity                    $272,445
                                           ========
Net interest income; interest
   rate spread                                          $ 7,864        2.69%
                                                        =======        ====

Net interest margin (3)                                                3.03%
                                                                       ====
Average interest-earning assets to
   interest-bearing liabilities                                      107.27%
                                                                     ======

-----------------------------

(1) Includes loans held for sale, nonaccrual loans and mortgage-backed securities designated as available for sale.

(2)      Includes investment securities designated as available for sale.

(3) Net interest margin is net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Corporation's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effects of changes in both rate and volume, which cannot be separately identified, have been allocated proportionately to the change due to rate and the change due to volume.


                                                                      Year ended June 30,
                                      --------------------------------------------------------------------------------
                                                  1998 vs. 1997                                 1997 vs. 1996
                                      --------------------------------------       -----------------------------------
                                            Increase                                    Increase
                                           (decrease)                                  (decrease)
                                             due to                Total                 due to               Total
                                      ---------------------       increase         ---------------------     increase
                                      Rate          Volume       (decrease)        Rate         Volume      (decrease)
                                      ----         --------      ----------        ----         ------      ----------
                                                                     (In thousands)
Interest-earning assets:
   Loans (1)                          $341          $1,425         $1,766          $137            $954        $1,091
   Investment securities (2)           (17)             28             11            88            (269)         (181)
   Other interest-earning assets        46             (33)            13           (32)             60            28
                                      ----          ------         ------          ----            ----        ------
     Total interest-earning
       assets                          370           1,420          1,790           193             745           938
                                      ----          ------         ------          ----            ----        ------

Interest-bearing liabilities
   Deposits                              9             (37)           (28)         (153)            498           345
   Borrowings                           29             997          1,026           (19)            (64)          (83)
                                      ----          ------         ------          ----            ----        ------
     Total interest-bearing
       liabilities                      38             960            998          (172)            434           262
                                      ----          ------         ------          ----            ----        ------

Increase in net interest income       $332          $  460         $  792          $365            $311        $  676
                                      ====          ======         ======          ====            ====        ======

------------------------------

(1) Includes loans held for sale, nonaccrual loans and mortgage-backed securities designated as available for sale.

(2)      Includes investment securities designated as available for sale.


ASSET/LIABILITY MANAGEMENT

         The Corporation's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences of its interest-earning assets and its interest-bearing liabilities, the Corporation's earnings will be affected differently under various interest rate scenarios. The Corporation has sought to limit these net income fluctuations and manage interest rate risk by originating adjustable-rate loans and purchasing relatively short-term and variable-rate investments and securities. However, due to the recent low interest rate environment, originations of fixed-rate 20 and 30 year residential 1-4 family mortgage loans have increased. To manage the increase in long-term fixed-rate assets, management continually evaluates monthly originations for sale in the secondary market to Freddie Mac and considers selling fixed-rate mortgage-backed securities available for sale. The Corporation has a high percentage of adjustable-rate, interest-earning assets, which reprice quickly with market interest rate movements. At June 30, 1998, approximately $163.5 million, or 56.1%, of the Corporation's interest-earning assets had adjustable rates.

         The following table presents the Corporation's interest rate sensitivity gap, or the difference between the repricing periods of interest-earning assets and interest-bearing liabilities, at June 30, 1998:

                                                    Over one   Over three                 Over ten
                                                     through     through     Over five     through       Over
                                        One year      three       five        through      twenty       twenty
                                         or less      years       years      ten years      years        years        Total
                                        --------    --------   ----------    ---------    --------      ------        -----
  INTEREST-EARNING ASSETS:
    Fixed-rate mortgage loans (1)(2)    $ 20,427    $ 30,290     $21,556       $29,205     $15,586      $ 1,680     $118,744
    Adjustable-rate loans (1)(3)(5)      136,730      18,252         -             -           -            -        154,982
    Commercial, consumer and other
      loans (1)                            5,177         298         -             -           -            -          5,475
    Investment securities (4)              6,374       3,994       2,057            25         -            -         12,450
                                        --------    --------     -------       -------     -------      -------     --------
       Total                             168,708      52,834      23,613        29,230      15,586        1,680      291,651

  INTEREST-BEARING LIABILITIES:
    Passbook savings (5)                  10,298      11,524       5,173         3,645         559           10       31,209
    NOW accounts (5) (6)                   8,621      11,313       6,364         6,240       1,832          109       34,479
    Money market accounts (5) (6)          2,501       1,875         469           151           5          -          5,001
    Certificates of deposit              102,552      41,132       3,553           -           -            -        147,237
    Advances and other borrowings         16,000      20,000       2,000         7,324       5,111          -         50,435
                                        --------    --------     -------       -------     -------      -------     --------
       Total                             139,972      85,844      17,559        17,360       7,507          119      268,361
                                        --------    --------     -------       -------     -------      -------     --------

  Interest rate sensitivity gap         $ 28,736    $(33,010)    $ 6,054       $11,870     $ 8,079      $ 1,561     $ 23,290
                                        ========    ========     =======       =======     =======      =======     ========
  Cumulative interest rate
    sensitivity gap                     $ 28,736    $ (4,274)    $ 1,780       $13,650     $21,729      $23,290     $ 23,290
                                        ========    ========     =======       =======     =======      =======     ========

  Cumulative interest rate
    sensitivity gap as a percent of
    rate sensitive assets                   9.85%      (1.47)%      0.61%         4.68%       7.45%       7.99%       7.99%
                                           =====       =====        ====          ====        ====        ====        ====

(1) The dollar amount of loans in any repricing period includes funds from the amortization and prepayment of loans estimated to occur in that period in accordance with the prepayment assumptions utilized by IPS-Sendero ("IPS") as of June 30, 1998. IPS is a consulting firm which assists thrift institutions in monitoring and managing their interest-rate risk.

(2) Includes all fixed-rate mortgage loans and mortgage-backed securities, net of the undisbursed portion of loans in process, unearned discounts and deferred loan origination fees.

(3) Includes all adjustable-rate mortgage loans and mortgage-backed securities, net of the undisbursed portion of loans-in-process.

(4) Includes interest-bearing deposits and all other investment securities, including those available for sale at amortized cost.

(5) Based on an approximation of assumptions utilized by IPS in assessing the interest rate sensitivity of thrift institutions, passbook savings, money market accounts and NOW accounts are shown as decaying at annual rates of 33%, 50% and 25%, respectively. It has been Centennial's experience that the actual decay rates are at least as favorable as the assumptions.

(6) Excludes escrows, advances by borrowers for taxes and insurance and non-interest-bearing NOW accounts.

         As depicted above, the Corporation has a positive cumulative interest rate gap at each measurement period, except the "over one through three years." A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a positive gap within shorter maturities would increase net interest income, while a negative gap within shorter maturities would result in a decrease in net interest income. Conversely, during a period of falling interest rates, a positive gap within shorter maturities would result in a decrease in net interest income, while a negative gap within shorter maturities would have the opposite effect.

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

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following table sets forth the average yields on the Corporation's interest-earning assets, the average interest rates paid on interest-bearing liabilities and the interest rate spread between the weighted average yields earned and rates paid by the Corporation at the dates indicated:

                                                                                 At June 30,
                                                                   ------------------------------------------
                                                                    1998             1997               1996
                                                                    ----             ----               ----
Yield on assets:
  Weighted average yield on loan portfolio (1)                      7.81%            7.90%              7.84%
  Weighted average yield on investment portfolio (2)                5.82             6.02               6.31
  Weighted average yield on other interest-earning assets           6.60             5.12               5.25
  Weighted average yield on all interest-earning assets             7.74             7.85               7.66
Cost of liabilities:
  Weighted average rate paid on deposits                            4.66             4.88               4.79
  Weighted average rate paid on borrowings                          5.76             5.97               5.78
  Weighted average rate paid on all interest-bearing liabilities    4.86             4.99               4.89
Interest rate spread (difference between weighted average
  rate on all interest-earning assets and all                       2.88             2.86               2.77
  interest-bearing liabilities)

-----------------------------

(1)      Includes loans held for sale and mortgage-backed securities.

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

         At June 30, 1998, Centennial had $102.7 million of certificates of deposit maturing within one year. It has been Centennial's historic experience that such certificates of deposit will be renewed at market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed at market rates of interest without a material adverse effect on results of operations.

         In the event that certificates of deposit cannot be renewed at prevailing market rates, Centennial can obtain up to $47.6 million in additional advances from the FHLB of Cincinnati. Centennial uses advances to help with asset/liability management and liquidity. At June 30, 1998, Centennial had $50.4 million of outstanding FHLB advances.

         As of June 30, 1998, loan commitments and loans committed but not closed totaled $1.8 million. Additionally, Centennial had unused lines of credit totaling $33.2 million. Funding for these amounts is expected to be provided by the sources described above. Management believes Centennial has adequate resources to meet its normal funding requirements.

         The FDIC has a policy which requires institutions to maintain an average balance of liquid assets (e.g. cash, time deposits, U.S. Government and agency obligations) in an amount which it deems adequate to protect safety and soundness. The FDIC does not set a specific required level. In the opinion of management, Centennial's liquidity position was adequate to maintain safe and sound operations at June 30, 1998.

         Centennial's liquidity, represented by cash and cash-equivalents, is a function of its operating, investing and financing activities. These activities are summarized below for the periods indicated.

                                                                            For the year ended June 30,
                                                                   ---------------------------------------------
                                                                      1998             1997               1996
                                                                      ----             ----               ----
                                                                                  (In thousands)
Net earnings                                                        $  2,704         $ 1,206            $  1,545
Adjustments to reconcile net earnings to net
   cash provided by (used in) operating activities                    (1,725)          2,176                (616)
                                                                    --------         -------            --------
Net cash provided by operating activities                                979           3,382                 929
Net cash used in investing activities                                (16,832)         (9,991)            (11,995)
Net cash provided by financing activities                             15,163           5,357              12,136
                                                                    --------         -------            --------
Net increase (decrease) in cash and
   cash equivalents                                                     (690)         (1,252)              1,070
Cash and cash equivalents at beginning of year                         3,890           5,142               4,072
                                                                    --------         -------            --------
Cash and cash equivalents at end of year                            $  3,200         $ 3,890            $  5,142
                                                                    ========         =======            ========

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

         The following is a summary of Centennial's regulatory capital at June 30, 1998:

                                                                  Percent
                                                                  -------
             Tier 1 Leverage Ratio                                  8.8%
             Tier 1 Capital to Risk-Weighted Assets                13.6%
             Total Capital to Risk-Weighted Assets                 14.2%


EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS
No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

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

         SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 during fiscal 1998, as required, without material effect on the Corporation's consolidated financial position or results of operations.

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

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about an enterprise's reportable operating segments which is based on reporting information the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 is not expected to have a material effect on the Corporation's financial position or results of operations.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

         The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contacts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

         SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Corporation's financial position or results of operations.

         The foregoing discussion of the effects of recent accounting pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances, interest rates or the balance of loan servicing rights sold and retained by Centennial could cause the effects of the accounting pronouncements to differ from management's foregoing assessment.


YEAR 2000 COMPLIANCE MATTERS

The Savings Bank's operations, like those of most financial institutions, depend almost entirely on computer systems. The Savings Bank is addressing the potential problems associated with the possibility that the computers which control or operate the Savings Bank's operating systems, facilities and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

Centennial Savings Bank has been working for the last several years to resolve the potential impact of Year 2000 on the ability of our computerized information systems to accurately process information that may be date-sensitive. This will ensure that all critical Bank programs do not have date errors or system failures, which could otherwise happen if the Year 2000 were to be incorrectly recognized as the Year 1900. The Bank has completed its assessment of all computer programs used across the entire operation, and believes that the costs of addressing the Year 2000 will not have a material impact on the Bank's financial position. In order to assure that the Bank and third parties upon which it relies do satisfactorily address this issue, the Bank plans to devote all resources required to resolve any significant Year 2000 issues in a timely manner.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Glenway Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Glenway Financial Corporation as of June 30, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years ended June 30, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glenway Financial Corporation as of June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years ended June 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.





Cincinnati, Ohio
August 31, 1998

                          GLENWAY FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                        (In thousands, except share data)

          ASSETS                                                                                    1998           1997

Cash and due from banks                                                                         $  1,436       $  3,890
Federal funds sold                                                                                 1,764            -
                                                                                                --------       --------
          Cash and cash equivalents                                                                3,200          3,890

Investment securities - at amortized cost, approximate market
  value of $8,120 and $7,035 at June 30, 1998 and 1997                                             8,069          7,042
Mortgage-backed securities - at amortized cost, approximate market
  value of $11,158 and $12,946 at June 30, 1998 and 1997                                          11,304         13,281
Mortgage-backed securities available for sale - at market                                          5,570          9,920
Loans receivable - net                                                                           262,327        239,648
Office premises and equipment - at depreciated cost                                                5,805          7,043
Real estate acquired through foreclosure                                                              -              44
Federal Home Loan Bank stock - at cost                                                             2,617          2,382
Accrued interest receivable on loans                                                               1,548          1,214
Accrued interest receivable on mortgage-backed securities, investments
  and interest-bearing deposits                                                                      230            267
Cash surrender value of life insurance                                                             1,652          1,585
Prepaid expenses and other assets                                                                    412            404
Prepaid federal income taxes                                                                         372             -
Goodwill - net of amortization                                                                       226            368
                                                                                                --------       --------

          Total assets                                                                          $303,332       $287,088
                                                                                                ========       ========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                        $220,639       $226,853
Advances from the Federal Home Loan Bank                                                          50,435         28,114
Loan to Employee Stock Ownership Plan                                                                -               65
Checks issued in excess of bank balance                                                              -            2,422
Advances by borrowers for taxes and insurance                                                        186            235
Accounts payable on mortgage loans serviced for others                                               600            229
Accrued interest payable                                                                             108             61
Other liabilities                                                                                  1,486          1,189
Accrued federal income taxes                                                                         -              102
Deferred federal income taxes                                                                        657            580
                                                                                                --------       --------
         Total liabilities                                                                       274,111        259,850

Commitments                                                                                          -              -

Stockholders' equity
  Serial preferred stock - authorized 500,000 shares of $.01 par value; no shares issued             -              -
  Common stock - authorized 3,000,000 shares of $.01 par value;
    2,374,738 and 1,187,369 shares issued at June 30, 1998 and 1997                                   24             12
  Additional paid-in capital                                                                      13,359         13,267
  Retained earnings - substantially restricted                                                    16,806         15,038
  Less required contributions for shares acquired by employee benefit plans                         (107)          (216)
  Less 91,244 and 47,372 shares of treasury stock at June 30, 1998 and 1997 - at cost               (929)          (965)
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                                                        68            102
                                                                                                --------       --------
         Total stockholders' equity                                                               29,221         27,238
                                                                                                --------       --------

         Total liabilities and stockholders' equity                                             $303,332       $287,088
                                                                                                ========       ========


The accompanying notes are an integral part of these statements.

                          GLENWAY FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                               Year ended June 30,
                        (In thousands, except share data)

                                                                                         1998         1997         1996
Interest income
  Loans                                                                               $20,477      $18,290      $16,934
  Mortgage-backed securities                                                            1,343        1,764        2,029
  Investment securities                                                                   476          465          646
  Interest-bearing deposits and other                                                     229          216          188
                                                                                      -------      -------      -------
         Total interest income                                                         22,525       20,735       19,797

Interest expense
  Deposits                                                                             10,910       10,938       10,593
  Borrowings                                                                            2,283        1,257        1,340
                                                                                      -------      -------      -------
         Total interest expense                                                        13,193       12,195       11,933
                                                                                      -------      -------      -------

         Net interest income                                                            9,332        8,540        7,864

Provision for losses on loans                                                             363          244           60
                                                                                      -------      -------      -------
         Net interest income after provision for losses on loans                        8,969        8,296        7,804

Other income
  Gain (loss) on sale of loans                                                             21           39          (14)
  Gain (loss) on securities transactions                                                   42           63           (9)
  Gain (loss) on sale of office premises and equipment                                    (57)         -            144
  Gain (loss) on sale of real estate acquired through foreclosure                         (19)          15          (13)
  Loan servicing fees                                                                     143          168          187
  Other operating                                                                         753          669          626
                                                                                      -------      -------      -------
         Total other income                                                               883          954          813

General, administrative and other expense
  Employee compensation and benefits                                                    3,235        3,168        3,308
  Occupancy and equipment                                                                 689          591          475
  Federal deposit insurance premiums                                                      146        1,549          484
  Franchise taxes                                                                         239          358          377
  Data processing                                                                         323          330          245
  Amortization of goodwill                                                                142          208          220
  Other operating                                                                         941        1,144        1,165
                                                                                      -------      -------      -------
         Total general, administrative and other expense                                5,715        7,348        6,274
                                                                                      -------      -------      -------

         Earnings before income taxes                                                   4,137        1,902        2,451

Federal income taxes
  Current                                                                               1,339          657          774
  Deferred                                                                                 94           39          132
                                                                                      -------      -------      -------
         Total federal income taxes                                                     1,433          696          906
                                                                                      -------      -------      -------

         NET EARNINGS                                                                 $ 2,704      $ 1,206      $ 1,545
                                                                                      =======      =======      =======

         EARNINGS PER SHARE
           Basic                                                                        $1.19         $.53         $.68
                                                                                        =====         ====         ====

           Diluted                                                                      $1.16         $.52         $.67
                                                                                        =====         ====         ====


The accompanying notes are an integral part of these statements.

                          GLENWAY FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                For the years ended June 30, 1998, 1997 and 1996
                        (In thousands, except share data)

                                                                                                                UNREALIZED
                                                                                                                     GAINS
                                                                                          SHARES               (LOSSES) ON
                                                                                     ACQUIRED BY                SECURITIES
                                                                ADDITIONAL              EMPLOYEE                DESIGNATED
                                                        COMMON     PAID-IN  RETAINED     BENEFIT    TREASURY  AS AVAILABLE
                                                         STOCK     CAPITAL  EARNINGS       PLANS       STOCK      FOR SALE    TOTAL
Balance at July 1, 1995                                    $10     $11,026   $15,906      $(618)      $(908)        $ (29)  $25,387

Principal repayments on loan to ESOP/amortization of
  expense related to employee benefit plans                 -           31        -         149          -             -        180
Net earnings for the year ended June 30, 1996               -           -      1,545         -           -             -      1,545
Cash dividends of $.323 per share                           -           -       (732)        -           -             -       (732)
Stock dividend (5%), including cash in lieu of
  fractional shares                                          1         965      (970)        -           -             -         (4)
Issuance of shares under employee benefit and stock
  option plans                                              -           80        -         153         152            -        385
Unrealized gains on securities designated as available
  for sale, net of related tax effects                      -            -        -          -           -             20        20
                                                           ---     -------   -------      -----       -----         -----   -------

Balance at June 30, 1996                                    11      12,102    15,749       (316)       (756)           (9)   26,781

Principal repayments on loan to ESOP/amortization of
  expense related to employee benefit plans                 -           44        -         149          -             -        193
Net earnings for the year ended June 30, 1997               -           -      1,206         -           -             -      1,206
Cash dividends of $.34 per share                            -           -       (772)        -           -             -       (772)
Purchase of treasury shares                                 -           -         -          -         (411)           -       (411)
Stock dividend (5%), including cash in lieu of
  fractional shares                                          1       1,139    (1,145)        -           -             -         (5)
Issuance of shares under employee benefit and stock
  option plans                                              -          (18)       -         (49)        202            -        135
Unrealized gains on securities designated as available
  for sale, net of related tax effects                      -           -         -          -           -            111       111
                                                           ---     -------   -------      -----       -----         -----   -------

Balance at June 30, 1997                                    12      13,267    15,038       (216)       (965)          102    27,238

Principal repayments on loan to ESOP/amortization of
  expense related to employee benefit plans                 -           78        -          65          -             -        143
Net earnings for the year ended June 30, 1998               -           -      2,704         -           -             -      2,704
Cash dividends of $.41 per share                            -           -       (936)        -           -             -       (936)
2-for-1 stock split                                         12         (12)       -          -           -             -         -
Issuance of shares under employee benefit and stock
  option plans                                              -           26        -          44          36            -        106
Unrealized losses on securities designated as available
  for sale, net of related tax effects                      -           -         -          -           -            (34)      (34)
                                                           ---     -------   -------      -----       -----         -----   -------

Balance at June 30, 1998                                   $24     $13,359   $16,806      $(107)      $(929)        $  68   $29,221
                                                           ===     =======   =======      =====       =====         =====   =======

The accompanying notes are an integral part of these statements.

                          GLENWAY FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Year ended June 30,
                                 (In thousands)

                                                                                         1998         1997         1996
Cash flows from operating activities:
  Net earnings for the year                                                         $   2,704     $  1,206     $  1,545
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Amortization of premiums and discounts on loans,
      investments and mortgage-backed securities - net                                    (10)          53           67
    Depreciation and amortization                                                         370          335          197
    Provision for losses on loans                                                         363          244           60
    (Gain) loss on sale of loans                                                          (12)         (39)          14
    (Gain) loss on securities transactions                                                (42)         (63)           9
    (Gain) loss on sale of real estate acquired through foreclosure                        19          (15)          13
    (Gain) loss  on sale of office premises and equipment                                  57           -          (144)
    Amortization of deferred loan origination fees                                       (198)         (90)        (102)
    Amortization of goodwill                                                              142          208          220
    Amortization of expense related to employee benefit plans                             143          193          180
    Loans disbursed for sale in the secondary market                                   (1,123)        (440)      (3,442)
    Proceeds from loans sold in the secondary market                                    1,135          444        2,873
    Federal Home Loan Bank stock dividends                                               (177)        (160)        (148)
    Increases (decreases) in cash due to changes in:
      Accrued interest receivable on loans                                               (334)        (111)        (113)
      Accrued interest receivable on mortgage-backed securities,
        investments and interest-bearing deposits                                          37           91            5
      Prepaid expenses and other assets                                                    (8)         141          337
      Accounts payable on mortgage loans serviced for others                              371         (370)         (82)
      Accrued interest payable and other liabilities                                      344          196          (40)
      Checks issued in excess of bank balance                                          (2,422)       1,388         (832)
      Federal income taxes
        Current                                                                          (474)         132          180
        Deferred                                                                           94           39          132
                                                                                    ---------     --------     --------
         Net cash provided by operating activities                                        979        3,382          929

Cash flows provided by (used in) investing activities:
  Proceeds from maturities/calls of investment securities                               3,000        1,500        3,026
  Proceeds from sale of investment securities designated as available for sale             -         4,090          993
  Purchase of investment securities designated as held-to-maturity                     (4,000)      (3,000)      (2,075)
  Principal repayments on mortgage-backed securities                                    4,715        4,795        5,474
  Purchase of mortgage-backed securities designated as held-to-maturity                    -            -        (4,267)
  Proceeds from sale of mortgage-backed securities designated
    as available for sale                                                               1,578        2,672        1,060
  Loan principal repayments                                                            82,289       53,283       56,987
  Loan disbursements                                                                 (105,125)     (72,344)     (72,354)
  Purchase and construction of office premises and equipment                             (785)      (1,449)      (1,898)
  Proceeds from sale of office premises and equipment                                   1,596           -           370
  Proceeds from sale/disposal of real estate acquired through foreclosure                  25          590          736
  Purchase of Federal Home Loan Bank stock                                                (58)          -           (16)
  Purchase of single premium life insurance policy                                         -           (60)          -
  Increase in cash surrender value of life insurance policies                             (67)         (68)         (31)
                                                                                    ---------     --------     --------
              Net cash used in investing activities                                   (16,832)      (9,991)     (11,995)
                                                                                    ---------     --------     --------

              Net cash used in operating and investing
                activities (subtotal carried forward)                                 (15,853)      (6,609)     (11,066)
                                                                                    ---------     --------     --------

                          GLENWAY FINANCIAL CORPORATION

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                               Year ended June 30,
                                 (In thousands)

                                                                                    1998            1997           1996
         Net cash used in operating and investing
           activities (subtotal brought forward)                                $(15,853)       $ (6,609)      $(11,066)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                     (6,214)          4,085         14,391
  Proceeds from borrowings                                                        95,191          58,250         50,200
  Repayment of borrowings                                                        (72,870)        (55,770)       (51,724)
  Repayment of loan to employee stock ownership plan                                 (65)           (148)          (149)
  Advances by borrowers for taxes and insurance                                      (49)             (7)          (231)
  Issuance of shares under stock option and benefit plans                            106             135            385
  Dividends paid on common stock                                                    (936)           (777)          (736)
  Purchase of treasury stock                                                          -             (411)            -
                                                                                --------        --------       --------
         Net cash provided by financing activities                                15,163           5,357         12,136
                                                                                --------        --------       --------

Net increase (decrease) in cash and cash equivalents                                (690)         (1,252)         1,070

Cash and cash equivalents at beginning of year                                     3,890           5,142          4,072
                                                                                --------        --------       --------

Cash and cash equivalents at end of year                                        $  3,200         $ 3,890       $  5,142
                                                                                ========         =======       ========


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                        $  1,591        $    387       $    583
                                                                                ========        ========       ========

    Interest on deposits and borrowings                                         $ 13,146        $ 12,190       $ 11,921
                                                                                ========        ========       ========

Supplemental disclosure of noncash investing activities:
  Transfer from loans to real estate acquired
    through foreclosure                                                         $     -         $    378       $    276
                                                                                ========        ========       ========

  Transfer of investment securities to an available for sale
    classification                                                              $     -         $     -        $  1,000
                                                                                ========        ========       ========

  Transfer of mortgage-backed securities to an available
    for sale classification                                                     $     -         $     -        $ 12,100
                                                                                ========        ========       ========

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                        $    (34)       $    111       $     20
                                                                                ========        ========       ========

  Recognition of mortgage servicing rights in accordance with
    SFAS No. 125                                                                $      9        $     -        $     -
                                                                                ========        ========       ========


Supplemental disclosure of noncash financing activities:
  Issuance of treasury shares in exchange for outstanding
    shares related to exercise of stock options                                 $     36        $    202       $    152
                                                                                ========        ========       ========


The accompanying notes are an integral part of these statements.

                          GLENWAY FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          June 30, 1998, 1997 and 1996


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

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available-for-sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)

    During September 1995, the Financial Accounting Standards Board (the "FASB") granted financial institutions the opportunity to reclassify investment portfolios without calling into question prior intent under SFAS No. 115. The Corporation took advantage of this opportunity in fiscal 1996 by reclassifying approximately $1.0 million of investment securities and $12.1 million of mortgage-backed securities from held-to-maturity to the available-for-sale classification. All reclassifications were made on a single day in conformity with the requirement. It was management's belief that such changes would allow more flexibility in managing interest rate risk within the investment and mortgage-backed securities portfolios. At June 30, 1998 and 1997, the Corporation's stockholders' equity reflected unrealized gains on securities designated as available for sale, net of applicable tax effects, totaling $68,000 and $102,000, respectively.

    Realized gains or losses on sales of securities are recognized using the specific identification method.

    3.  Loans Receivable

    Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses and premiums and discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

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

    Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. The Corporation had no loans held for sale at June 30, 1998 and 1997.

    The Savings Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates can differ from the loan's contractual interest rate, resulting in a "yield differential." Prior to the adoption of SFAS No. 125, gains on sale of loans could include the present value of the future yield differential less a normal servicing fee, capitalized over the estimated life of the loans sold. Normal servicing fees were determined by reference to the stipulated servicing fee set forth by the government

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)

    agency loan sale agreement. Such fees approximated the Savings Bank's normal servicing costs. The resulting capitalized excess servicing fee is being amortized to operations over the estimated life of the loans using the interest method. If prepayments are higher than expected, an immediate charge to operations is made. If prepayments are lower, then adjustments are made prospectively. At June 30, 1997, unamortized deferred excess servicing fees totaled approximately $18,000. Amortization of the deferred excess servicing fee asset totaled approximately $18,000, $13,000 and $17,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

    The Savings Bank recognizes rights to service mortgage loans for others pursuant to SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 125, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights.

    SFAS No. 125 requires that securitization of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 125 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value.

    The Savings Bank recognized $9,000 of pre-tax gains on sales of loans related to capitalized mortgage servicing rights during the fiscal year ended June 30, 1998.

    The mortgage servicing rights recorded by the Savings Bank, calculated in accordance with the provisions of SFAS No. 125, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

    4.  Loan Origination Fees

    The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    4.  Loan Origination Fees (continued)

    the direct costs attributable to originating a loan, i.e., principally, actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Losses on Loans

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

    The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

    It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At June 30, 1998 and 1997, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    6.  Depreciation and Amortization

    Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the estimated service lives, principally on the straight-line method. An accelerated method is used for tax reporting purposes.

    7.  Real Estate Acquired through Foreclosure

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

    8.  Federal Income Taxes

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

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

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    9.  Amortization of Goodwill

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

    The approximate scheduled amortization with respect to intangible assets is as follows:

                                                                     FUTURE
         FISCAL YEAR ENDING JUNE 30,                           AMORTIZATION
                                                             (In thousands)

                  1999                                                $103
                  2000                                                  82
                  2001                                                  41
                                                                      ----
                                                                      $226
                                                                      ====

    10.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service. Contributions of approximately $149,000, $228,000 and $270,000 were made to the ESOP for the years ended June 30, 1998, 1997 and 1996, respectively.

    The Savings Bank sponsors a 401(k) profit sharing plan. Employer contributions are made solely at the discretion of the Board of Directors, not to exceed amounts allowable under Internal Revenue Service regulations. Profit sharing plan contributions for the years ended June 30, 1998, 1997 and 1996 totaled approximately $88,000, $65,000 and $99,000, respectively.

    The Savings Bank has a directors retirement plan which provides for payments to directors upon retirement, subject to a ten year vesting schedule. Expense recorded for the directors retirement plan totaled $173,000, $279,000 and $87,000 for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11.  Stock Incentive Plan

    The Corporation had a Stock Incentive Plan that provided for the issuance of 61,740 shares to directors, officers, and employees. Compensation expense for restricted shares was measured by the fair value at the date of grant. The Corporation issued 16,338 and 23,034 shares of restricted stock during fiscal 1997 and 1996, respectively. The term of the Incentive Plan expired during fiscal 1997. The Corporation recognized expense totaling $19,000 and $178,000 for the years ended June 30, 1997 and 1996, respectively, under the Incentive Plan. The number of shares subject to the Incentive Plan, as well as future references to share totals, have been adjusted for the 2-for-1 stock split in fiscal 1998 and for 5% stock dividends in fiscal 1997 and 1996.

    12.  Management Recognition and Retention Plan and Trust

    The Corporation has a Management Recognition and Retention Plan and Trust ("MRP") which provided for the award of 60,568 shares of the Corporation's common stock to members of management and the Board of Directors. Shares issued by the MRP are generally deemed earned and allocated to participants over a five year period. The Corporation issued 4,484, 3,086 and 13,892 shares of common stock under the MRP during fiscal 1998, 1997 and 1996, respectively, leaving 11,760 shares subject to future issuance at June 30, 1998. Expense under the MRP plan totaled approximately $88,000, $55,000 and $141,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

    13.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the Corporation's ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding totaled 2,273,025, 2,275,628 and 2,258,132 for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 2,326,671, 2,310,076, and 2,289,838 for the fiscal years ended June 30,
    1998, 1997 and 1996, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    13.  Earnings Per Share (continued)

    During fiscal 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128, "Earnings Per Share." Accordingly, the fiscal 1997 and 1996 earnings per share presentation has been revised to conform to the requirements of SFAS No. 128.

    14.  Fair Value of Financial Instruments

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 1998 and 1997:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    14.  Fair Value of Financial Instruments (continued)

                  Deposits: The fair values of NOW accounts, passbook and club accounts, money market deposits, and advances by borrowers are deemed to approximate the amounts payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  Advances from the Federal Home Loan Bank: The fair value of advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 1998 and 1997, was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, are as follows:

                                                                        1998                               1997
                                                             CARRYING           FAIR            CARRYING           FAIR
                                                                VALUE          VALUE               VALUE          VALUE
                                                                                    (In thousands)
    Financial assets
      Cash and cash equivalents                              $  3,200       $  3,200            $  3,890       $  3,890
      Investment securities                                     8,069          8,120               7,042          7,035
      Mortgage-backed securities                               16,874         16,728              23,201         22,866
      Loans receivable                                        262,327        263,124             239,648        238,978
      Stock in Federal Home Loan Bank                           2,617          2,617               2,382          2,382
                                                             --------       --------            --------       --------

                                                             $293,087       $293,798            $276,163       $275,151
                                                             ========       ========            ========       ========

    Financial liabilities
      Deposits                                               $220,639       $221,611            $226,853       $226,671
      Advances from the Federal Home Loan Bank                 50,435         50,669              28,114         27,997
      Advances by borrowers for taxes and insurance               186            186                 235            235
                                                             --------       --------            --------       --------

                                                             $271,260       $272,466            $255,202       $254,903
                                                             ========       ========            ========       ========

    15.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    16.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.


NOTE B - INVESTMENTS, SECURITIES AVAILABLE FOR SALE AND MORTGAGE-BACKED
SECURITIES

    Carrying values and estimated fair values of investment securities classified as held-to-maturity at June 30 are summarized as follows:

                                                                          1998                           1997
                                                                               ESTIMATED                      ESTIMATED
                                                                 CARRYING           FAIR        CARRYING           FAIR
                                                                    VALUE          VALUE           VALUE          VALUE
                                                                                     (In thousands)
    U. S. Government obligations                                   $3,989         $4,026          $2,983         $2,981
    U. S. Government agency obligations                             4,005          4,018           3,984          3,979
    Municipal obligations                                              75             76              75             75
                                                                   ------         ------          ------         ------

                                                                   $8,069         $8,120          $7,042         $7,035
                                                                   ======         ======          ======         ======

    At June 30, 1998, the excess of the estimated fair value over the Savings Bank's cost carrying value of investment securities, totaling $51,000, was comprised of gross unrealized losses totaling $4,000 and gross unrealized gains of $55,000. At June 30, 1997, the excess of the Savings Bank's cost carrying value over the estimated fair value of investment securities, totaling $7,000, was comprised of gross unrealized losses totaling $26,000 and gross unrealized gains of $19,000.

    The amortized cost and estimated fair value of investment securities at June 30, 1998, by term to maturity, are shown below.

                                                               ESTIMATED
                                            AMORTIZED               FAIR
                                                 COST              VALUE
                                                      (In thousands)

    Due within one year                        $2,000             $2,001
    Due in one to five years                    5,994              6,043
    Due after five years                           75                 76
                                               ------             ------

                                               $8,069             $8,120
                                               ======             ======

    At June 30, 1998, the Savings Bank had pledged investment securities with a carrying value of approximately $6.5 million to secure public deposits.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS, SECURITIES AVAILABLE FOR SALE AND MORTGAGE-BACKED SECURITIES (continued)

    During fiscal 1997 and 1996, the Corporation sold $4.1 million and $1.0 million of investment securities designated as available for sale, realizing losses of $29,000 and $7,000 on such sales.

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at June 30, 1998 and 1997 (including those designated as available for sale), are shown below.

                                                                                         1998
                                                                               GROSS            GROSS         ESTIMATED
                                                         AMORTIZED        UNREALIZED       UNREALIZED              FAIR
                                                              COST             GAINS           LOSSES             VALUE
                                                                                    (In thousands)
    Federal Home Loan
      Mortgage Corporation
      participation certificates                           $ 1,951              $  5             $ 25           $ 1,931
    Government National
      Mortgage Association
      participation certificates                                37                -                 1                36
    Federal National
      Mortgage Association
      participation certificates                             3,226                 7               21             3,212
    Collateralized mortgage obligations                      6,090                21              132             5,979
                                                           -------              ----             ----           -------
         Total mortgage-backed securities
           held to maturity                                 11,304                33              179            11,158

    Mortgage-backed securities designated
      as available for sale                                  5,469               104                3             5,570
                                                           -------              ----             ----           -------

         Total mortgage-backed securities                  $16,773              $137             $183           $16,728
                                                           =======              ====             ====           =======

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS, SECURITIES AVAILABLE FOR SALE AND MORTGAGE-BACKED SECURITIES (continued)

                                                                                         1997
                                                                               GROSS            GROSS         ESTIMATED
                                                         AMORTIZED        UNREALIZED       UNREALIZED              FAIR
                                                              COST             GAINS           LOSSES             VALUE
                                                                                    (In thousands)
    Federal Home Loan
      Mortgage Corporation
      participation certificates                           $ 2,960              $ -              $ 54           $ 2,906
    Government National
      Mortgage Association
      participation certificates                                71                -                 2                69
    Federal National
      Mortgage Association
      participation certificates                             4,081                -                58             4,023
    Collateralized mortgage obligations                      6,169                19              240             5,948
                                                           -------              ----             ----           -------
         Total mortgage-backed securities
           held to maturity                                 13,281                19              354            12,946

    Mortgage-backed securities designated
      as available for sale                                  9,766               169               15             9,920
                                                           -------              ----             ----           -------

         Total mortgage-backed securities                  $23,047              $188             $369           $22,866
                                                           =======              ====             ====           =======

    The amortized cost of mortgage-backed securities at June 30, 1998, including those designated as available-for-sale, are shown below by contractual terms to maturity. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                           AMORTIZED
                                                                COST
                                                      (In thousands)

    Due after one to five years                              $   774
    Due after five years to ten years                            890
    Due after ten years to twenty years                        1,312
    Due after twenty years                                    13,797
                                                             -------

         Total mortgage-backed securities                    $16,773
                                                             =======

    During fiscal 1998 and 1997, the Corporation sold $1.6 million and $2.7 million, respectively, of mortgage-backed securities designated as available-for-sale, realizing respective gains of $42,000 and $92,000.

    During fiscal 1996, the Corporation sold $1.1 million of mortgage-backed securities designated as available-for-sale, realizing a loss of $2,000 as a result of such sale.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at June 30 is summarized as follows:

                                                       1998               1997
                                                            (In thousands)
    Residential real estate
      One- to four-family residential              $186,723           $177,504
      Home equity lines of credit                    19,816             23,797
      Multi-family residential                       25,572             17,912
      Construction                                   17,048             14,947
    Nonresidential real estate                       18,848             13,548
    Commercial                                        4,779                921
    Consumer and other                                  696                881
                                                   --------           --------
                                                    273,482            249,510
    Less:
      Undisbursed portion of loans in
        process                                       9,880              8,735
      Deferred loan origination fees                    101                307
      Allowance for loan losses                       1,174                820
                                                   --------           --------

                                                   $262,327           $239,648
                                                   ========           ========

    As depicted above, the Savings Bank's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprise approximately $239.3 million, or 91%, of the total loan portfolio at June 30, 1998, and $225.4 million, or 94%, of the total loan portfolio at June 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

    As discussed previously, the Savings Bank has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $49.8 million, $61.1 million and $68.8 million at June 30, 1998, 1997 and 1996, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE (continued)

    The Savings Bank, in the ordinary course of business, has granted loans to its directors, officers and their related business interests. Loans to officers and directors totaled approximately $1.3 million and $877,000 at June 30, 1998 and 1997, respectively.

    The Savings Bank retains a director's spouse to perform title and other legal services principally related to the loan origination function. Management believes that the fees paid for such services (totaling approximately $215,000, $153,000 and $137,000 for the years ended June 30, 1998, 1997 and 1996, respectively) are at, or below, the comparable cost of such services from unrelated parties.


NOTE D - ALLOWANCE FOR LOSSES ON LOANS

    The activity in the allowance for losses on loans is summarized as follows for the years ended June 30:

                                            1998         1997         1996
                                                    (In thousands)

    Beginning balance                       $820         $618         $616
    Provision charged to operations          363          244           60
    Charge-offs                              (26)         (57)         (58)
    Recoveries                                17           15           -
                                          ------         ----         ----

    Ending balance                        $1,174         $820         $618
                                          ======         ====         ====

    At June 30, 1998, the Savings Bank's allowance for losses on loans was solely general in nature, and includible as a component of regulatory risk-based capital.

    At June 30, 1998, 1997 and 1996, the Savings Bank's nonaccrual and nonperforming loans totaled $982,000, $851,000 and $883,000, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $16,000, $22,000 and $35,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at June 30 are comprised of the following:

                                                        1998           1997
                                                           (In thousands)

    Land                                              $1,329         $1,630
    Office buildings and improvements                  3,283          4,692
    Furniture, fixtures and equipment                  3,618          2,915
                                                      ------         ------
                                                       8,230          9,237
      Less accumulated depreciation
        and amortization                               2,425          2,194
                                                      ------         ------

                                                      $5,805         $7,043
                                                      ======         ======

    In January 1998, the Corporation sold a shopping center for a sales price of $1.6 million, resulting in a loss on sale of $57,000. A branch office located in the shopping center was leased back under a ten year operating lease. The lease cost is subject to adjustment every three years, and totaled $46,000 for the fiscal year ended June 30, 1998. The lease provides for two additional five year renewals. During fiscal 1996, two of the Savings Bank's branch locations were sold resulting in gains totaling $144,000.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at June 30:

    DEPOSIT TYPE AND WEIGHTED-
    AVERAGE INTEREST RATE                             1998                1997
                                                            (In thousands)
    Checking/NOW accounts
      1998 - 2.81%                                $ 37,252
      1997 - 2.81%                                                    $ 26,716
    Savings accounts
      1998 - 2.53%                                  31,039
      1997 - 2.78%                                                      36,602
    Money market deposit accounts
      1998 - 3.07%                                   5,001
      1997 - 3.15%                                                       5,965
                                                  --------            --------
    Total demand, transaction and savings
      deposits                                      73,292              69,283

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          1998 - 5.25%                              28,894
          1997 - 5.57%                                                  45,028
        12 months to 30 months
          1998 - 5.75%                              95,686
          1997 - 5.86%                                                 102,112
        36 months or greater
          1998 - 6.10%                              22,757
          1997 - 6.01%                                                  10,430
                                                  --------            --------

    Total certificates of deposit                  147,347             157,570
                                                  --------            --------

         Total deposits                           $220,639            $226,853
                                                  ========            ========

    At June 30, 1998 and 1997, the Savings Bank had certificates of deposit accounts with balances in excess of $100,000 totaling $23.6 million and $19.1 million, respectively.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE F - DEPOSITS (continued)

    Interest expense on deposit accounts for the years ended June 30 is summarized as follows:

                                            1998           1997           1996
                                                     (In thousands)

    Savings accounts                     $   896        $ 1,079        $ 1,162
    Checking/NOW accounts                    959            641            333
    Money market deposit accounts            171            219            283
    Certificates of deposit                8,884          8,999          8,815
                                         -------        -------        -------

                                         $10,910        $10,938        $10,593
                                         =======        =======        =======

    Maturities of outstanding certificates of deposit are summarized as follows at June 30:

                                                           1998           1997
                                                            (In thousands)

    Less than one year                                 $102,663       $109,770
    One year to three years                              41,131         41,484
    More than three years                                 3,553          6,316
                                                       --------      ---------

                                                       $147,347       $157,570
                                                       ========       ========

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 1998 and 1997, by pledges of certain residential mortgage loans totaling $75.7 million and $42.2 million, and the Savings Bank's investment in Federal Home Loan Bank stock are summarized as follows:

    INTEREST                                                                           JUNE 30,
    RATE                              TERMS TO MATURITY                          1998           1997
                                                                                    (In thousands)
    5.10% - 6.50%                     Within one year                         $16,000        $13,000
    5.42% - 6.50%                     One to three years                       20,000          4,000
    5.65%                             Three to five years                       2,000             -
    5.50% - 8.20%                     Five to ten years                         7,325          6,064
    5.25% - 6.25%                     Over ten years                            5,110          5,050
                                                                              -------        -------

                                                                              $50,435        $28,114
                                                                              =======        =======

    Weighted-average interest rate                                               5.76%          5.97%
                                                                                 ====           ====

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE H - LOAN TO EMPLOYEE STOCK OWNERSHIP PLAN

    As discussed previously in Note A-10, the Corporation established an ESOP, which initially acquired 51,052 split-adjusted shares of common stock in the 1990 conversion offering. In order to fund the acquisition of stock, the ESOP borrowed $147,000 from an independent third-party lender, payable over a six year term. In connection with the conversion-merger in 1993, the ESOP purchased an additional 108,046 split-adjusted shares of common stock by borrowing an additional $686,000, payable over a six year term. The ESOP loans were repaid in fiscal 1998. At June 30, 1998, the ESOP held 156,143 shares of common stock, of which approximately 147,749 shares had been allocated to participants.


NOTE I - FEDERAL INCOME TAXES

    The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended June 30 as follows:

                                                                                  1998         1997       1996
                                                                                          (In thousands)
    Federal income taxes computed at the statutory rate                         $1,407         $647       $833
    Increase (decrease) in taxes resulting from:
      Goodwill amortization                                                         48           71         75
      Tax-exempt interest                                                          (24)         (44)       (29)
      Other                                                                          2           22         27
                                                                                ------         ----       ----
    Federal income tax provision per consolidated
      financial statements                                                      $1,433         $696       $906
                                                                                ======         ====       ====

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax liability at June 30 is as follows:

                                                                                           1998           1997
                                                                                               (In thousands)
     Taxes (payable) refundable on temporary
     differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                                    $   399        $   279
         Retirement expense                                                                 229            208
         Purchase accounting adjustments other than goodwill                                 10             31
         Other                                                                               20             -
                                                                                        -------        -------
           Total deferred tax assets                                                        658            518

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                                         (349)          (349)
         Book/tax depreciation                                                             (322)          (186)
         Federal Home Loan Bank stock dividends                                            (428)          (367)
         Deferred loan origination costs                                                   (183)          (141)
         Other                                                                               -              (2)
         Unrealized gains on securities designated as available for sale                    (33)           (53)
                                                                                        -------        -------
           Total deferred tax liabilities                                                (1,315)        (1,098)
                                                                                        -------        -------

           Net deferred tax liability                                                   $  (657)       $  (580)
                                                                                        =======        =======

    The Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualify as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 1998, includes approximately $3.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction at June 30, 1998, is approximately $1.0 million. See Note N for additional information regarding the Savings Bank's future percentage of earnings bad debt deductions.


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

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE J - LOAN COMMITMENTS (continued)

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

    At June 30, 1998, the Savings Bank had total outstanding commitments of approximately $1.8 million to originate one- to four-family residential real estate loans.

    Additionally, the Savings Bank had $29.9 million of outstanding loan commitments under home equity lines and $3.3 million of outstanding loan commitments under commercial lines of credit. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of June 30, 1998, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

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

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE K - REGULATORY CAPITAL (continued)

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

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE K - REGULATORY CAPITAL (continued)

    As of June 30, 1998 and 1997, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.

                                                                        1998
                                                                                                 TO BE "WELL-
                                                                                              CAPITALIZED" UNDER
                                                                      FOR CAPITAL              PROMPT CORRECTIVE
                                              ACTUAL              ADEQUACY PURPOSES            ACTION PROVISIONS
                                        -----------------         -----------------           -------------------
                                         AMOUNT     RATIO          AMOUNT     RATIO            AMOUNT       RATIO
                                                                (Dollars in thousands)
    Total capital
      (to risk-weighted assets)         $27,688     14.2%         $15,650      8.0%           $19,563       10.0%

    Tier I capital
      (to risk-weighted assets)         $26,514     13.6%         $ 7,825      4.0%           $11,738        6.0%

    Tier I leverage                     $26,514      8.8%         $12,021      4.0%           $15,027        5.0%


                                                                         1997
                                                                                                 TO BE "WELL-
                                                                                              CAPITALIZED" UNDER
                                                                      FOR CAPITAL              PROMPT CORRECTIVE
                                              ACTUAL              ADEQUACY PURPOSES            ACTION PROVISIONS
                                        -----------------         -----------------           -------------------
                                         AMOUNT     RATIO          AMOUNT     RATIO            AMOUNT       RATIO
                                                                (Dollars in thousands)
    Total capital
      (to risk-weighted assets)         $24,795     13.4%         $14,752      8.0%           $18,440       10.0%

    Tier I capital
      (to risk-weighted assets)         $23,985     13.0%         $ 7,376      4.0%           $11,064        6.0%

    Tier I leverage                     $23,985      8.5%         $11,333      4.0%           $14,167        5.0%


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

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE L - CONDENSED FINANCIAL STATEMENTS OF GLENWAY FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of the Corporation as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the years ended June 30, 1998, 1997 and 1996.

                          GLENWAY FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                    June 30,
                                 (In thousands)

                  ASSETS                                     1998         1997

    Cash                                                  $    32      $   164
    Investment in Centennial Savings Bank                  26,808       24,455
    Loans receivable, net                                   1,273           -
    Real estate held for investment                            -         1,668
    Cash surrender value of life insurance                  1,652        1,585
    Prepaid expenses and other assets                          79            2
                                                          -------      -------

                  Total assets                            $29,844      $27,874
                                                          =======      =======

    LIABILITIES AND STOCKHOLDERS' EQUITY

    Other liabilities                                     $   623      $   571
    Loan to Employee Stock Ownership Plan                      -            65
                                                          -------      -------
                                                              623          636

    Stockholders' equity
      Common stock                                             24           12
      Additional paid-in capital                           13,359       13,267
      Retained earnings                                    16,806       15,038
      Shares acquired by employee benefit plans              (107)        (216)
      Treasury stock - at cost                               (929)        (965)
      Unrealized gains on securities designated as
        available for sale                                     68          102
                                                          -------      -------

         Total stockholders' equity                        29,221       27,238
                                                          -------      -------

         Total liabilities and stockholders' equity       $29,844      $27,874
                                                          =======      =======

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE L - CONDENSED FINANCIAL STATEMENTS OF GLENWAY FINANCIAL
CORPORATION (continued)

                          GLENWAY FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                               Year ended June 30,
                                 (In thousands)

                                                                                         1998         1997         1996
    Revenue
      Interest income                                                                  $   47       $    4       $    6
      Dividends received from subsidiary                                                  724        1,075        1,160
      Equity in undistributed earnings of subsidiary                                    2,242          660          735
      Other income                                                                        204          298          279
                                                                                       ------       ------       ------
                  Total revenue                                                         3,217        1,846        1,989

    Other operating
      Loss on sale of office premises and equipment                                       (57)          -            -

    Expenses
      Administrative and other                                                            626          866          815
                                                                                       ------       ------       ------
                  Net earnings before tax credits                                       2,419        1,171        1,365

      Federal income tax credits                                                         (170)         (35)        (180)
                                                                                       ------      -------       ------

                  Net earnings                                                         $2,704       $1,206       $1,545
                                                                                       ======       ======       ======

                          GLENWAY FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                               Year ended June 30,
                                 (In thousands)

                                                                                         1998         1997         1996
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                       $ 2,704       $1,206       $1,545
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Undistributed earnings of consolidated subsidiary                              (2,242)        (660)        (735)
        Depreciation                                                                       20           36           36
        Loss on sale of office premises and equipment                                      57           -            -
        Increases (decreases) in cash due to
        changes in:
          Other liabilities                                                                52          170          (98)
          Prepaid expenses and other                                                      (12)         485          (30)
                                                                                      -------       ------       ------

                  Net cash provided by operating activities
                    (balance carried forward)                                             579        1,237          718
                                                                                      -------       ------       ------

                         GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE L - CONDENSED FINANCIAL STATEMENTS OF GLENWAY FINANCIAL
  CORPORATION (continued)

                          GLENWAY FINANCIAL CORPORATION
                      STATEMENTS OF CASH FLOWS (CONTINUED)
                               Year ended June 30,
                                 (In thousands)

                                                                                1998         1997         1996
                  Net cash provided by operating activities
                    (balance brought forward)                                $   579      $ 1,237         $718

    Cash flows used in investing activities:
      Proceeds from sale of office premises and equipment                      1,596           -            -
      Purchase of office premises and equipment                                   (5)         (15)          (5)
      Loan principal repayments                                                    7           -            -
      Loan disbursements                                                      (1,280)          -            -
      Purchase of single premium life insurance policy                            -           (60)          -
      Increase in cash surrender value of life insurance
        policies                                                                 (67)         (68)         (31)
                                                                             -------      -------        -----
                  Net cash provided by (used in) investing activities            251         (143)         (36)

    Cash flows provided by (used in) financing activities:
      Repayment of loan to ESOP                                                  (65)        (148)        (149)
      Payment of dividends on common stock                                      (936)        (777)        (736)
      Issuance of shares under stock option plan                                  39          202          219
      Purchase of treasury stock                                                  -          (411)          -
                                                                             -------      -------        -----
                  Net cash used in financing activities                         (962)      (1,134)        (666)
                                                                             -------      -------        -----

    Net increase (decrease) in cash and cash equivalents                        (132)         (40)          16

    Cash and cash equivalents at beginning of year                               164          204          188
                                                                             -------      -------        -----

    Cash and cash equivalents at end of year                                 $    32      $   164        $ 204
                                                                             =======      =======        =====

    Under Federal Reserve Board supervisory policy, a holding company generally should not maintain its existing rate of cash dividends on common shares unless (i) the corporation's net earnings available to common stockholders over the past year has been sufficient to fully fund the dividends, and
    (ii) the prospective rate of earnings retention appears consistent with capital needs, asset quality, and overall financial condition. The FDIC has authority to prohibit a company from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice in light of the financial condition of the company. Under Ohio law, the Corporation and Centennial are prohibited from paying a dividend which would result in insolvency. Ohio law requires the Corporation and Centennial to obtain approval from the Ohio Department of Commerce, Division of Financial Institutions before payment of dividends in excess of net earnings for the current and two prior fiscal years, with certain adjustments.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE M - STOCK OPTION PLAN

    In fiscal 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates, consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                                1998             1997              1996

    Net earnings (In thousands)                As reported                    $2,704           $1,206            $1,545
                                                                              ======           ======            ======

                                                 Pro-forma                    $2,686           $1,149            $1,545
                                                                              ======           ======            ======

    Earnings per share
      Basic                                    As reported                     $1.19             $.53              $.68
                                                                               =====             ====              ====

                                                 Pro-forma                     $1.18             $.51              $.68
                                                                               =====             ====              ====

      Diluted                                  As reported                     $1.16             $.52              $.67
                                                                               =====             ====              ====

                                                 Pro-forma                     $1.15             $.50              $.67
                                                                               =====             ====              ====

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997, respectively; dividend yield of 7.50% and expected volatility of 25.0% for all years; risk-free interest rate of 6.00% and expected lives of ten years.

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE M - STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's stock option plan as of June 30, 1998, 1997 and 1996, and changes during the periods ending on those dates is presented below:

                                                    1998                      1997                        1996
                                                       WEIGHTED-                   WEIGHTED-                  WEIGHTED-
                                                         AVERAGE                     AVERAGE                    AVERAGE
                                                        EXERCISE                    EXERCISE                   EXERCISE
                                             SHARES        PRICE        SHARES         PRICE        SHARES        PRICE
    Outstanding at beginning of year         52,599       $14.34        42,075        $12.24        53,592      $  8.51
    Effect of two-for-one stock split        51,849         7.17            -             -             -            -
    Granted                                   7,000        17.75        20,500         20.88            -            -
    Exercised                                 2,750        11.13        (9,976)        10.90       (11,517)        5.12
    Forfeited                                 5,093         6.33            -             -             -            -
                                            -------       ------        ------        ------       -------       ------

    Outstanding at end of year              103,605       $ 8.55        52,599        $14.34        42,075       $12.24
                                            =======       ======        ======        ======       =======       ======

    Options exercisable at year-end         103,605      $  8.55        52,599        $14.34        42,075       $12.24
                                            =======       ======        ======        ======       =======       ======
    Weighted-average fair value of
      options granted during the year
      (split-adjusted)                                     $2.14                       $2.12                        N/A
                                                           =====                       =====                        ===

    The following information applies to options outstanding at June 30, 1998:

    Number outstanding                                               103,605
    Range of exercise prices                                  $6.33 - $17.75
    Weighted-average exercise price                                    $8.55
    Weighted-average remaining contractual life                   7.12 years


NOTE N - LEGISLATIVE MATTERS

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

                          GLENWAY FINANCIAL CORPORATION

                          June 30, 1998, 1997 and 1996


NOTE N - LEGISLATIVE MATTERS (continued)

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


         MARKET MAKERS:
         Herzog, Heine, Geduld Inc.
         S.J. Wolfe and Company
         Trident Securities, Inc.
         National Securities Corporation
         Knight Securities
         Stifel Nicolaus and Company

         ANNUAL MEETING:
         October 28, 1998, 2:00 P.M.
         Dante's Restaurant
         Rybolt Road and I-74
         Cincinnati, Ohio  45248




A COPY OF FORM 10-KSB, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO ROBERT R. SUDBROOK, PRESIDENT, GLENWAY FINANCIAL CORPORATION, 5535 GLENWAY AVENUE, CINCINNATI, OHIO 45238.

DIRECTORS AND OFFICERS -                                    DIRECTORS AND OFFICERS -
GLENWAY FINANCIAL CORPORATION                               CENTENNIAL SAVINGS BANK

DIRECTORS:                                                  DIRECTORS:

EDGAR A. RUST                                               RONALD L. GOODFELLOW
Chairman of the Board                                       Chairman of the Board
Housing Director of Bethany House Services, Inc.            Retired executive of Cincinnati Milacron, Inc.

MILTON L. VAN SCHOIK                                        JOHN L. TORBECK
Vice Chairman of the Board                                  Vice Chairman of the Board
Retired Vice President of the                               President of Torbeck Homes, Inc.
Cincinnati Gas and Electric Company
                                                            DONALD E. WILLIG
DANIEL W. GEEDING                                           Secretary
Secretary                                                   Retired President of Parkway Products
Professor of Management
Director of The Center for International Business           ROBERT R. SUDBROOK
Xavier University                                           President and Chief Executive Officer of Glenway
                                                            Financial Corporation and Centennial Savings Bank
ROBERT R. SUDBROOK
President and Chief Executive Officer of Glenway            JAMES M. HATER
Financial Corporation and Centennial Savings Bank           Chief Executive Officer of Hater Dry Goods

RONALD L. GOODFELLOW                                        FRANK S. HODGES
Retired executive of Cincinnati Milacron, Inc.              Chief Executive Officer of Pioneer Guns

KENNETH LICHTENDAHL                                         EDGAR A. RUST
President of Hudepohl-Schoenling Brewery                    Housing Director of Bethany House Services, Inc.

JOHN P. TORBECK                                             MILTON L. VAN SCHOIK
Vice President of Torbeck Homes, Inc.                       Retired Vice President of the
                                                            Cincinnati Gas and Electric Company
ALBERT W. MOELLER
Retired executive of The Procter & Gamble Company

                                                            OFFICERS:
                                                            ROBERT R. SUDBROOK           MICHAEL P. DOHERTY
                                                            President and Chief          Senior Vice President/
OFFICERS:                                                   Executive Officer            Lending

ROBERT R. SUDBROOK                                          ELAINE M. SCHMIDT            LINDA M. CLARK
President and Chief Executive Officer                       Senior Vice President/       Vice President/
                                                            Chief Operations Officer     Branch Operations
GREGORY P. NIESEN
Treasurer and Chief Financial Officer                       GREGORY P. NIESEN
                                                            Vice President/
JOSEPH V. BUNKE                                             Chief Financial Officer
Vice President/Audit
                                                            JOSEPH V. BUNKE
                                                            Vice President/
                                                            Audit